統一企業公司
UNI-PRESIDENT ENTERPRISES CORP.

02 JAN 30 AM 8:20

No. 82-3424

January 25, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


02002790

Attention: Division of Corporation Finance
Office of International Corporate Finance

RE: Uni-President Enterprises Corp.
Information furnished Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934
(SEC File No.82-3424)

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports for Uni-President Enterprises Corp.'s, one (1) for each, to the ROC SEC for submission of the followings as publicly announced in newspapers or else:

- **Monthly (From Oct. 2001 to Dec. 2001) basic data and operation statements.**
- **Monthly (From Oct. 2001 to Dec. 2001) reports on changes in shareholding and creation and release of pledges of Common Shares.**
- **Sep. 30, 2001 Audited Financial Statements.**

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2541770).

Very truly yours,

Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

1/31

cc:Mr. Stephen Grant, Sullivan & Cromwell
(Enclosures)

UNI-President Enterprises Corp.
301, Chung Chen Road
Yan Harng, Yeong Kang City
Tainan, Taiwan, Rep. of China

Tel:(06)2532121 (60 lines)
Telex:71348 PRESIT
Cable:'PRESIDENT' TAINAN
Fax:(06)253-2661

Taipei Office:
11F~14F, 8 Tung Shing Rd.
Sung Shan District, Taipei 105
Taiwan, R.O.C.

Tel:(02)27478088
Telex:23135 PRENTECO
Cable:'PRENTECO' TAIPEI
Fax:(02)27478077

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in October, 2001

Date: November 1, 2001
Ref. No. Tung-Cheng(90)-Gu-900257

Changes in Creation and Release of Pledges

			Number of Common Shares Held Creation of Pledges at			
Title	Name	ID Number	Oct. 2001	Year-to-Date	Pledgee	Note
	None					

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Sep. 2001 Ending	+/- in this month	Oct. 2001 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	31,122,053	(140,000)	30,982,053	
Exec. Director	Cheng, Kao Huei	19,433,655	19,752,674	(140,000)	19,612,674	
Director	San Hsin Spining	19,457,644	20,111,922	(126,000)	19,985,922	

UNI-PRESIDENT ENTERPRISES CORP.

Public announcement of October, 2001

Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2001	2000	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
October	3,098,282	3,226,335	(128,053)	(3.96)
Jan. - Oct.	31,922,796	30,155,993	1,766,803	5.85
Operating Revenue:				
October	2,751,418	2,842,371	(90,953)	(3.19)
Jan. - Oct.	28,392,856	27,191,123	1,201,733	4.41

Loan to other party:	The Company	Subsidiaries
This month:	0	1,900,771
Last month:	0	2,001,960
Limit of loan to third-party:	3,000,000	14,880,028

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	(343,719)	24,577,133	28,223,780
Subsidiaries:	(2,789)	1,491,304	19,868,330
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	22,741,913	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	55,178	808,196	-

UNI-PRESIDENT ENTERPRISES CORP.

Itemized Report on the Amount of Operating Revenue of October, 2001

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	846,180,000	
(2)	Animal Feeds	527,196,000	
(3)	Beverages	516,618,000	
(4)	Instant Noodles	354,924,000	
(5)	Bakery Products	200,268,000	
(6)	Edible Oil	189,762,000	
(7)	Pickles & Meats	155,883,000	
(8)	Flour	80,807,000	
(9)	Milk Powder	34,596,000	
(10)	Import Goods	21,988,000	
Other	Other	32,701,000	
minus:	Sales Discount & Return Allowance	209,505,000	
TOTAL	Total Operating Revenue	2,751,418,000	

Notes : Items are listed by descending order of monthly amount, except the "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of October, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 483 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD 1 million

CAYMAN PRESIDENT HOLDINGS LTD.
Public Announcement of October, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2,002 millions
   Types of financial derivatives trading: [3],[4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD 122 millions)

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of October, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 681 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD 51 million)

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of September, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2,072 millions
   Types of financial derivatives trading: [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD 117 million)

Unit: USD 1,000

HONG KONG PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of October, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	9,394	9,281	9,281	1 Year	None	None	9,281	7,326	7,326	1 Year	None	None
TOTAL	9,394	9,281	9,281				9,281	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 9 is USD -15,641 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of October, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
Presiclerc	4,750	4,750	4,750	One Year			4,750	4,750	4,750	1 Year		
TOTAL	13,259	13,259	13,259				13,259	13,259	13,259			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 9 is USD 123,208 thousands

NANLIEN INTERNATIONAL CORP.
Balance of Third-party Loan of October, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
TOTAL	0	0	0				0	0	0			

Notes : 1. Limit of third-party loan amounts : NTD 500 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 100 million
3. Equity amounts: at the year ended 2001. 9 is USD 1,230 millions

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of October, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,950	2,660	2,660		None	None	2,660	2,660	2,660		None	None
TOTAL	2,950	2,660	2,660				2,660	2,660	2,660			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 9 is USD 3,058 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORPORATION
Balance of Third-party Loan of October, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Hong Kong President	24,002	24,002	24,002	1 Year	None	None	24,002	23,902	23,902	1 Year	None	None
TOTAL	24,002	24,002	24,002				24,002	23,902	23,902			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 9 is USD 42,976 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of October, 2001

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,629	6,629	6,629	3 Years	0~7.06%	Yes	6,629	6,629	6,629	3 Years	0~7.06%	Yes
TOTAL	6,629	6,629	6,629				6,629	6,629	6,629			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands
3. Equity amounts: at the year ended 2001. 9 is CAD 2,155 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of October, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	7.75%		205	205	205	Demand Loan	7.75%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands
3. Equity amounts: at the year ended 2000. 12 is USD 11,957 thousands

NELLA LIMITED
Balance of Third-party Loan of October, 2001

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	32,709	31,314	32,314			None	32,314	25,493	25,493			None
Tunnel Ltd.	155	155	155			None	155	155	155			None
Fong Lien Ltd.	865	865	865			None	865	865	865			None
TOTAL	33,729	32,334	33,334				33,334	26,513	26,513			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 9 is HKD 10,751 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in November, 2001

Date: December 3, 2001
Ref. No. Tung-Cheng(90)-Gu-900444

Changes in Creation and Release of Pledges

			Number of Common Shares Held Creation of Pledges at			
Title	Name	ID Number	Nov. 2001	Year-to-Date	Pledgee	Set Date
Director	San Hsin Spining	73004186	3,000,000	13,000,000	ICBC West Tainan Branch Pledges Account	Nov. 7, 2001

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Oct. 2001 Ending	+/- in this month	Nov. 2001 Ending	Note

None

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of November, 2001
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2001	2000	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
November	2,967,079	3,072,247	(105,168)	(3.42)
Jan. - Nov.	34,889,875	33,228,240	1,661,635	5.00
Operating Revenue:				
November	2,637,210	2,672,574	(35,364)	(1.32)
Jan. - Nov.	31,030,066	29,863,697	1,166,369	3.90

Loan to other party:	The Company	Subsidiaries
This month:	0	1,898,486
Last month:	0	1,900,771
Limit of loan to third-party:	3,000,000	14,854,002

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	379,507	24,956,640	28,223,780
Subsidiaries:	(92,112)	1,399,193	19,850,970
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	23,209,681	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	(91,407)	716,789	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of November, 2001

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	702,156,000	
(2)	Animal Feeds	586,623,000	
(3)	Beverages	444,454,000	
(4)	Instant Noodles	384,548,000	
(5)	Edible Oil	253,056,000	
(6)	Bakery Products	172,565,000	
(7)	Pickles & Meats	144,050,000	
(8)	Flour	77,705,000	
(9)	Milk Powder	25,963,000	
(10)	Import Goods	25,158,000	
Other	Other	29,521,000	
minus:	Sales Discount & Return Allowance	208,589,000	
TOTAL	Total Operating Revenue	2,637,210,000	

Notes : Items are listed by descending order of monthly amount, except the "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of November, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 46 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

KAI YU INVESTMENT (BVI) CO., LTD.
Public Announcement of November, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 681 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD 2 million)

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of November, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] Exchanges; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 1,998 millions
   Types of financial derivatives trading: [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD 95 million)

Unit: USD 1,000

HONG KONG PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of November, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	9,281	7,326	7,326	1 Year	None	None	7,326	7,326	7,326	1 Year	None	None
TOTAL	9,281	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 10 is USD -15,641 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of November, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
Presiclerc	4,750	4,750	4,750	One Year			4,750	4,750	4,750	1 Year		
TOTAL	13,259	13,259	13,259				13,259	13,259	13,259			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 10 is USD 122,967 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of November, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,950	2,660	2,660		None	None	2,660	2,660	2,660		None	None
TOTAL	2,950	2,660	2,660				2,660	2,660	2,660			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 10 is USD 3,069 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORPORATION

Balance of Third-party Loan of November, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Hong Kong President	24,002	23,902	23,902	1 Year	None	None	23,902	23,902	23,902	1 Year	None	None
TOTAL	24,002	23,902	23,902				23,902	23,902	23,902			

Notes : 1. Limit of third-party loan amounts : USD 100 million

2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million

3. Equity amounts: at the year ended 2001. 10 is USD 39,021 thousands

PRESIDENT ASIAN ENTERPRISES INC.

Balance of Third-party Loan of November, 2001

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,629	6,629	6,629	3 Years	0~7.06%	Yes	6,629	6,629	6,629	3 Years	0~7.06%	Yes
TOTAL	6,629	6,629	6,629				6,629	6,629	6,629			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands

2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands

3. Equity amounts: at the year ended 2001. 10 is CAD 2,085 thousands

PRESIDENT GLOBAL CORP.

Balance of Third-party Loan of November, 2001

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	7.75%		205	205	205	Demand Loan	7.75%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands

2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands

3. Equity amounts: at the year ended 2000. 12 is USD 11,957 thousands

NELLA LIMITED

Balance of Third-party Loan of November, 2001

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	32,314	25,493	25,493			None	32,314	25,493	25,493			None
Tunnel Ltd.	155	155	155			None	155	155	155			None
Fong Lien Ltd.	865	865	865			None	865	865	865			None
TOTAL	33,334	26,513	26,513				33,334	26,513	26,513			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions

2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions

3. Equity amounts: at the year ended 2001. 10 is HKD 10,962 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in December, 2001

Date: January 15, 2002
Ref. No. Tung-Cheng(91)-Gu-910067

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at Oct. 2001	Year-to-Date	Pledgee	Set Date
	None					

Acquisitions and disposals of Common Shares

Title	Name	Number of Common Shares Held				Note
		the date of Appointment	Nov. 2001 Ending	+/- in this month	Dec. 2001 Ending	
Chairman	Giant Attempt Ltd.	30,090,824	30,982,053	(50,000)	30,932,053	
Director	San Hsin Spining	19,457,644	19,985,922	(50,000)	19,935,922	

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of December, 2001
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2001	2000	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
December	2,660,219	2,697,963	(37,744)	(1.40)
Jan. - Dec.	37,550,094	35,926,203	1,623,891	4.52
Operating Revenue:				
December	2,328,777	2,322,628	6,149	0.26
Jan. - Dec.	33,358,843	32,186,325	1,172,518	3.64

Loan to other party:	The Company	Subsidiaries
This month:	0	1,085,024
Last month:	0	1,898,486
Limit of loan to third-party:	3,000,000	15,052,200

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	1,295,580	26,252,220	28,223,780
Subsidiaries:	123,848	1,523,041	20,079,962
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	25,176,643	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	145,057	861,846	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of December, 2001

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	640,727,000	
(2)	Animal Feeds	470,369,000	
(3)	Beverages	409,460,000	
(4)	Instant Noodles	345,454,000	
(5)	Edible Oil	201,788,000	
(6)	Bakery Products	176,018,000	
(7)	Pickles & Meats	118,301,000	
(8)	Flour	75,507,000	
(9)	Milk Powder	28,035,000	
(10)	Import Goods	19,270,000	
Other	Other	29,104,000	
minus:	Sales Discount & Return Allowance	185,256,000	
TOTAL	Total Operating Revenue	2,328,777,000	

Notes : Items are listed by descending order of monthly amount, except the "minus" item.

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of December, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 4 millions
   Types of financial derivatives trading: [5]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD 0 million

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of December, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 681 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD -4 million)

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of December, 2001
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,559 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD -94 million)

HONG KONG PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of December, 2001

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326	1 Year	None	None	7,326	0	0	1 Year	None	None
TOTAL	7,326	7,326	7,326				7,326	0	0			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 11 is USD -15,949 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of December, 2001

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
Presiclerc	4,750	4,750	4,750	One Year			4,750	4,750	4,750	1 Year		
TOTAL	13,259	13,259	13,259				13,259	13,259	13,259			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 11 is USD 123,050 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of December, 2001

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,950	2,660	2,660		None	None	2,660	2,648	2,648		None	None
TOTAL	2,950	2,660	2,660				2,660	2,648	2,648			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 11 is USD 3,087 thousands

Unit: USD 1,000

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORPORATION
Balance of Third-party Loan of December, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong President	23,902	23,902	23,902	1 Year	None	None	23,902	2	2	1 Year	None	None
TOTAL	23,902	23,902	23,902				23,902	2	2			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 11 is USD 38,703 thousands

Unit: CAD 1,000

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of December, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,629	6,629	6,629	3 Years	0~7.06%	Yes	6,629	6,629	6,629	3 Years	0~7.06%	Yes
TOTAL	6,629	6,629	6,629				6,629	6,629	6,629			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands
3. Equity amounts: at the year ended 2001. 11 is CAD 2,365 thousands

Unit: USD 1,000

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of December, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	7.75%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands
3. Equity amounts: at the year ended 2000. 12 is USD 11,957 thousands

Unit: HKD 1,000

NELLA LIMITED
Balance of Third-party Loan of December, 2001

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	32,314	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	155	155	155			None	155	155	155			None
Fong Lien Ltd.	865	865	865			None	865	865	865			None
TOTAL	33,334	26,513	26,513				26,513	26,513	26,513			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 11 is HKD 10,960 thousands

UNI－PRESIDENT ENTERPRISES CORP.
FINANCIAL STATEMENTS AND REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
SEPTEMBER 30,2001 AND 2000

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
[illegible]37-3116
Fax:(07) 236-5631

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

October 26, 2001
(01)P12D0981.doc

To Uni-President Enterprises Corp.

We have reviewed the accompanying balance sheet of Uni-President Enterprises Corp. as of September 30, 2001 and 2000, and the related statements of income and of cash flows for the nine-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue report on these statements based on our reviews.

We conducted our reviews in accordance with "Rules Governing Quarterly Review of Financial Statements of Listed and Public Holding Companies" except as explained in the following paragraph. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $38,965,607,000 and $36,384,565,000 and total credit balance of $7,148,000 and $ 0 as of September 30, 2001 and 2000, respectively, or their equities in earnings of these subsidiaries of $(643,648,000) and $1,179,219,000, which are included in net loss and income for the nine months then ended as described in Note 4(5) to the financial statements, nor were we able to satisfy ourselves as to the carrying value of the investments or the equities in their earnings by other auditing procedures.

Based on our reviews, except as explained in the preceding paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with "Rules Governing the Compilation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

SEPTEMBER 30

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

ASSETS	2001	2000
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 339, 586	$ 132, 572
Notes receivable from third parties (Note 4(2))	798, 844	682, 073
Notes receivable from related parties (Note 5)	52, 604	117, 851
Accounts receivable from third parties (Note 4(3))	1, 461, 888	1, 434, 000
Accounts receivable from related parties (Note 5)	2, 199, 874	1, 544, 520
Other receivables from third parties (Note 4(18))	295, 704	203, 302
Other receivables from related parties (Note 5)	86, 205	70, 514
Inventories (Note 4(4))	2, 250, 769	2, 511, 960
Prepayments	266, 175	225, 820
Other current assets (Note 4(18))	31, 785	44, 613
	7, 783, 434	6, 967, 225
Long-term Investments (Notes 4(5) and 5)	44, 322, 418	41, 429, 945
Property, Plant and Equipment (Notes 4(6), 5 and 6)		
Cost:		
Land	3, 422, 927	3, 636, 217
Buildings	3, 664, 679	3, 420, 525
Machinery and equipment	7, 557, 661	6, 769, 044
Storage facilities	166, 389	171, 205
Electrical installations	394, 549	362, 104
Transportation equipment	145, 882	253, 103
Furniture and fixtures	903, 563	2, 167, 894
Leased property	254, 440	254, 440
Leasehold improvement	128, 978	197, 632
Other equipment	2, 892, 366	2, 543, 772
Revaluation increment	2, 458, 593	2, 462, 558
Cost and revaluation	21, 990, 027	22, 238, 494
Less: Accumulated depreciation	(8, 434, 785)	(8, 542, 409)
Construction in progress and advance to suppliers	615, 732	853, 136
	14, 170, 974	14, 549, 221
Other Assets		
Assets held for lease (Notes 4(7) and 6)	1, 434, 696	992, 599
Idle assets (Notes 4(8) and 6)	183, 102	284, 689
Guaranteed deposits	84, 615	99, 818
Deferred expenses (Note 4(9))	300, 696	316, 611
Long-term receivables (Note 4(10))	42, 603	39, 344
Deferred income taxes (Note 4(18))	299, 592	396, 588
Other (Note 4(6))	59, 455	62, 498
	2, 404, 759	2, 192, 147
TOTAL ASSETS	$ 68, 681, 585	$ 65, 138, 538

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

SEPTEMBER 30

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Current Liabilities		
Short-term loans (Note 4(11))	$ 119,182	$ 3,293,918
Commercial papers payable (Note 4(12))	494,074	649,487
Notes payable to third parties	7,476	23,484
Notes parable to related parties (Note 5)	13,909	–
Accounts payable to third parties	1,328,691	1,265,839
Accounts payable to related parties (Note 5)	210,092	289,273
Income tax payable (Note 4(18))	8,611	–
Accrued expenses (Note 5)	1,807,666	1,844,797
Other payables	430,004	326,665
Current portion of long-term liabilities (Notes 4(6)and 4(13))	707,222	34,137
	5,126,927	7,727,600
Long-term Liabilities		
Long-term loans (Note 4(13))	21,595,208	15,839,390
Long-term payables (Note 4(6))	181,297	192,845
	21,776,505	16,032,235
Other Reserves		
Provision for land-value incremental tax (Note 4(6))	1,291,857	1,291,857
Other Liabilities		
Provision for retirement plan (Note 4(14))	84,113	32,901
Customers' deposits	75,350	114,678
Other (Note 4(5))	7,148	–
	166,611	147,579
TOTAL LIABILITIES	28,361,900	25,199,271
Stockholders' Equity		
Common stock (Notes 1 and 4(15))	33,476,572	31,581,671
Capital reserve (Notes 4(6), 4(15) and 4(16))		
Assets revaluation	452,131	504,185
Gain on disposal of property, plant and equipment transferred to capital reserve	17,174	21,708
Donated capital	228	228
Long-term investments	317,091	313,558
Retained earnings (Notes 4(15) and 4(17))		
Legal reserve	4,216,966	3,878,424
Special earnings reserve	354,622	494,561
Unappropriated	1,951,703	3,645,856
Unrealizied loss on market value decline of long-term investments	(92,663)	–
Cumulative translation adjustment (Note 4(17))	(133,342)	(500,924)
Treasury stock (Notes 4(5)and 4(17))	(240,797)	–
TOTAL STOCKHOLDERS' EQUITY	40,319,685	39,939,267
Contingent Liabilities and Commitments (Notes 5 and 7)		
Signifcant Subsequent Event (Note 9)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 68,681,585	$ 65,138,538

The accompanying notes are an integral part of the financial statements.
Please refer to the review report of PricewaterhouseCoopers dated October 26, 2001.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT PER SHARE AMOUNTS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2001	2000
Operating Revenues (Note 5)		
Gross sales	$ 25,853,553	$ 24,764,687
Less: Sales returns	(141,417)	(203,805)
Sales allowance	(1,597,227)	(1,537,307)
	24,114,909	23,023,575
Other	1,518,828	1,201,045
	25,633,737	24,224,620
Operating Costs (Note 5)		
Cost of goods sold	(17,290,374)	(15,956,392)
Other	(1,320,673)	(1,118,235)
	(18,611,047)	(17,074,627)
Gross Profit	7,022,690	7,149,993
Operating Expenses (Note 5)		
Selling expenses	(4,465,308)	(4,908,814)
Administrative and general expenses	(1,710,335)	(1,744,936)
Research and development expenses	(201,827)	(189,174)
	(6,377,470)	(6,842,924)
Operating Income	645,220	307,069
Other Income		
Interest income	9,110	3,853
Income from investments (Note 4(5))	98,922	1,225,703
Gain on disposal of property, plant and equipment (Note 5)	8,052	13,216
Gain on sale of investments (Note 5)	2,094,279	927,766
Gain on foreign currency transactions	—	34,642
Rental income (Note 5)	336,372	183,253
Recovery for short-term investments market value allowance	—	3,574
Other (Note 5)	789,248	749,206
	3,335,983	3,141,213
Other Expenses		
Interest expense	(948,803)	(656,389)
Loss from investment (Note 4(5))	(643,648)	—
Loss on disposal of property, plant and equipment	(18,057)	(16,154)
Loss on foreign currency transactions	(11,936)	—
Expenditure for issuance of commercial papers	(10,530)	(4,311)
Shutdown loss	(31,380)	(54,705)
Other	(653,962)	(361,526)
	(2,318,316)	(1,093,085)
Income Before Income Tax	1,662,887	2,355,197
Income Tax (Expenses) Benefit (Note 4(18))	(191,180)	85,786
Net Income	$ 1,471,707	$ 2,440,983
Simple Earnings Per Common Share (In NT$) (Note 4(19))	$ 0.44	$ 0.73

The accompanying notes are an integral part of the financial statements.
Please refer to the review report of PricewaterhouseCoopers dated October 26, 2001.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,471,707	$ 2,440,983
Adjustments to reconcile net income to net cash provided by operating activities:		
Reversal of short-term investments decline in market value	–	(3,574)
Provision for doubtful accounts	59,215	28,435
Reversal of allowance for doubtful accounts	(2,487)	(3,834)
Loss on allowance for inventory obsolescence	4,390	576
Equity in deficit (earnings) of subsidiaries	643,648	(1,179,219)
Cash dividends from equity subsidiaries	740,848	1,059,276
Gain on sale of investments	(2,094,279)	(936,795)
Depreciation	1,033,482	965,457
Gain on disposal of property, plant and equipment , assets held for lease, idle assets and other assets	(8,052)	(13,216)
Loss on disposal of property, plant and equipment assets held for lease, idle assets and other assets	18,057	16,154
Amortization	50,824	47,573
Loss (Gain) on foreign currency transactions	4,431	(3,110)
Changes in operating assets and liabilities:		
Notes receivable from third parties	(118,529)	88,585
Notes receivable from related parties	(4,949)	(4,006)
Accounts receivable from third parties	(608,444)	(71,962)
Accounts receivable from related parties	(508,604)	(566,891)
Other receivables from third parties	310,604	(81,510)
Other receivables from related parties	14,656	(1,918)
Inventories	86,564	225,778
Prepayments	131,823	73,422
Deferred income tax assets-current	21,346	6,581
Long-term receivables	(12,084)	(23,739)
Deferred income tax assets-non-current	177,931	(107,040)
Notes payable to third parties	(11,514)	(480,694)
Notes payable to related parties	13,909	–
Accounts payable to third parties	184,153	103,971
Accounts payable to related parties	(61,072)	(12,606)
Income tax payable	(26,799)	–
Accrued expenses	92,744	616,639
Other payables to related parties	(24,198)	–
Other payables to third parties	27,955	(44,720)
Cash in advance	(85,714)	–
Provision for retirement plan	29,051	8,011
Net cash provided by operating activities	1,550,613	2,146,607

(Continued)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in short-term investments	$ –	$ 101,950
Increase in long-term investments-subsidiaries	(6,310)	(905,630)
Increase in long-term investments-non-subsidiaries	(320,208)	(1,625,762)
Proceeds from sale of long-term investments-subsidiaries	343,514	95,853
Proceeds from sale of long-term investments-non-subsidiaries	2,877,070	1,453,208
Cash purchase of property, plant and equipment, assets held for lease , idle assets and other assets	(1,224,059)	(2,455,233)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	365,188	72,138
Decrease in guaranteed deposits	13,631	6,689
Increase in deferred expenses	(35,906)	(165,001)
Decrease in employees' car loans	7,870	1,919
Net cash provided by (used for) investing activities	2,020,790	(3,419,869)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) Increase in short-term loans	(1,660,082)	560,518
Increase in commercial papers payable	7,704	649,487
Increase from long-term liabilities	406,263	2,575,182
Decrease in customers' deposits	(23,618)	(35,819)
Payments of directors' and supervisors' remuneration	(58,891)	(60,214)
Payments of employees' bonuses	(117,782)	(60,214)
Payments of cash dividends	(1,894,900)	(2,339,384)
Net cash (used for) provided by financing activities	(3,341,306)	1,289,556
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(4,431)	3,110
NET INCREASE IN CASH AND CASH EQUIVALENT	225,666	19,404
CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD	113,920	113,168
CASH AND CASH EQUIVALENT, END OF PERIOD	$ 339,586	$ 132,572
Supplemental disclosures of cash flow information		
1.Interest paid (not including interest capitalized)	$ 837,348	$ 627,788
2.Income taxes paid	$ 18,702	$ 14,673
3.Fair value of subsidiaries on the date of acquisition during the period:		
(1)Kai Nan Investment Co., Ltd.		
Cash	$ –	$ 600,000
Total payment for acquiring Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ 600,000
Less: Cash balance of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	–	(600,000)
Cash purchase of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ –

(Continued)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2001	2000
(2)U-Chains Enterprises Corp.		
Cash	$ –	$ 42,850
Inventories	–	43,260
Property, plant and equipment	–	221,272
Accounts payable	–	(73,976)
Total	$ –	$ 233,406
Total payment for acquiring U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 214,830
Less: Cash balance of U-Chains Enterprises Corp. (Based on 100% ownership)	–	(42,850)
Cash purchase of U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 171,980
(3)Uni-President Dream Parks Corp.		
Cash	$ –	$ 31,000
Total payment for acquiring Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ 31,000
Less: Cash balance of Uni-President Dream Parks Corp. (Based on 100% ownership)	–	(31,000)
Cash purchase of Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ –
(4)President Digital Network Corp.		
Cash	$ –	$ 65,000
Total payment for acquiring President Digital Network Corp. (Based on 92% ownership)	$ –	$ 59,800
Less: Cash balance of President Digital Network Corp. (Based on 92% ownership)	–	(59,800)
Cash purchase of President Digital Network Corp. (Based on 92% ownership)	$ –	$ –
4.Fair value of subsidiaries on the date of disposal during the period:		
(1)San-President Enterprises Corp.		
Cash	$ –	$ 95,853
Total proceeds from sale of San-President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 95,853
Less: Cash balance of San-President Enterprises Corp. (Based on 99.83% ownership)	–	($ 95,690)
Proceeds from sale of San-President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 163

(Continued)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2001	2000
(2)Tone Chu Enterprises Corp.		
Cash	$ 22,047	$ –
Total proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 21,051	$ –
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	(11,244)	$ –
Proceeds from sale of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 9,807	$ –
(3)Mech-President Corp.		
Cash	$ 38,277	$ –
Total proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ 85,283	$ –
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	(18,105)	$ –
Proceeds from sale of Mech-President Corp. (Based on 47.3% ownership)	$ 67,178	$ –
(4)Retail Support International Corp.		
Cash	$ 1,272	$ –
Total proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ 237,180	$ –
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	(394)	$ –
Proceeds from sale of Retail Support International Corp. (Based on 31% ownership)	$ 236,786	$ –
Investing and financing activities of partial payment on cash		
Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 961,343	$ 2,237,543
Plus: Notes payable, beginning of period	–	31,629
Other payables, beginning of period	516,483	423,265
Long-term payables, beginning of period	222,242	232,761
Less: Other payables, ending of period	(262,490)	(244,983)
Long-term payables, ending of period	(213,519)	(224,982)
Cash purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 1,224,059	$ 2,455,233

The accompanying notes are an integral part of the financial statements.

Please refer to the review report of PricewaterhouseCoopers dated October 26, 2001.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001AND 2000
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS,
EXCEPT AS OTHERWISE INDICATED)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH
GENERALLY ACCEPTED AUDITING STANDARDS)

Note 1. HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of June 30, 2001, the paid-in capital was $33,476,572 divided into 3,347,657,000 of common stock with $10 (NT dollar) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gains and losses on forward exchange contracts that hedge foreign currency commitments are recognized based on the spot rate at the balance sheet date and the settlement rate. For those designated as economic hedges of net investments in foreign entities, gains or losses on which are reported as "translation adjustments", separately and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are not deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Cash equivalent

Cash equivalent includes callable bonds, bankers' acceptance and commercial paper with maturity date of less than three months.

4.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debts and evaluation of the collection of receivables according to the aging-of-accounts-receivable.

5.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out method except for livestock which is based on average method less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

6.Long-term investments

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Investments which ownership interests exceed 20% or in which the Company has the ability to exercise significant influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, only the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenue of all non-consolidated majority owned subsidiaries have exceeded

30% of the respective balances of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company is consolidated.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

7.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for its intended use is capitalized. Major renewals, betterment and additions are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 3-55 years, others 2-15 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on the disposal is recorded as other income or loss. The gain, net of income tax, is transferred to capital reserve in the current year.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

8.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over twelve years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on units-of-production is recorded as current expenses.

Other deferred expenses are amortized over a period of 3-5 years.

9.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

The Company adopted R.O.C. FAS No. 18, "Accounting for Pension Cost" to account for pension cost. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unamortized net transition asset (obligation), unrecognized gain (loss) and unrecognized prior service cost.

10.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The 10% additional income tax expenses on unappropriated earnings are recognized on the day of the resolution of distribution by the stockholders' meeting.

11.Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

12.Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3. CHANGE IN ACCOUNTING PRINCIPLES

None

Note 4. DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENT

	September 30, 2001	September 30, 2000
Cash:		
Cash on hand	$ 3,913	$ 18,123
Checking deposits	16,905	8,057
Demand deposits	137,025	51,684
	157,843	77,864
Cash equivalent:		
Commercial papers	181,743	54,708
	$ 339,586	$ 132,572

2. NOTES RECEIVABLE FROM THIRD PARTIES

	September 30, 2001	September 30, 2000
Notes receivable	$ 866,367	$ 702,307
Less : Allowance for doubtful notes receivable	(67,523)	(20,234)
	$ 798,844	$ 682,073

3. ACCOUNTS RECEIVABLE FROM THIRD PARTIES

	September 30, 2001	September 30, 2000
Accounts receivable	$ 1,549,344	$ 1,487,105
Less : Allowance for doubtful accounts receivable	(87,456)	(53,105)
	$ 1,461,888	$ 1,434,000

4. INVENTORIES

	September 30,	
	2001	2000
Merchandise	$ 129,750	$ 142,562
Raw materials	740,805	816,651
Supplies	209,983	192,932
Raw materials and supplies in transit	252,464	356,591
Work in process	130,053	152,666
Livestock in process	105,392	112,545
Finished goods	635,073	637,733
Livestock	100,276	150,167
Less : Allowance for livestock	(45,662)	(45,384)
By-products	806	294
	2,258,940	2,516,757
Less : Allowance for price decline in inventories and inventories obsolescence	(8,171)	(4,797)
	$ 2,250,769	$ 2,511,960

5. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	September 30, 2001 Amount	September 30, 2001 Percentage owned	September 30, 2000 Amount	September 30, 2000 Percentage owned
Equity method:				
Kai Yu Investment Co., Ltd.	$ 1,814,204	100.00%	$ 556,600	100.00%
President International Trade and Investment Corp.	1,704,979	100.00%	1,890,875	100.00%
Nanlien International Corp.	876,718	99.99%	861,258	99.99%
President Entertainment Corp.	818,617	61.80%	828,937	61.80%
President International Development Corp.	7,852,767	58.50%	6,309,816	55.63%
Tong-Jeng Development Corp.	1,409,665	50.00%	1,421,837	50.00%
Ton Yi Industrial Corp.	7,385,114	43.34%	7,800,334	43.34%
President Chain Store Corp.	4,533,587	40.14%	5,858,478	50.01%
Presicarre Corp.	2,774,408	40.00%	2,342,506	40.00%
President Securities Corp.	3,407,952	23.47%	3,816,929	23.47%
Tonpal Optoelectronics Inc.(Note)	2,351,351	10.36%	23,732	12.83%
Others (less than 2%) (Note)		7.14%		7.14%
	4,036,245	~100.00%	4,673,263	~100.00%
	38,965,607		36,384,565	
Cost Method:				
New Century Info-Comm Co.,Ltd.	1,268,000	2.67%	1,268,000	2.67%
Others (less than 2%)		0.53%		0.53%
	4,088,811	~ 18.06%	3,777,380	~ 14.46%
	5,356,811		5,045,380	
	$44,322,418		$41,429,945	

(2) Credit balance of long-term investments

Name of subsidiaries	September 30, 2001 Amount	September 30, 2001 Percentage Owned	September 30, 2000 Amount	September 30, 2000 Percentage Owned
Equity method:				
Investments in Copres Corp.(Note)	$ 3,543	19.00%	$ –	–
Latin America Development Co., Ltd.(Note)	3,605	7.14%	–	–
	$ 7,148		$ –	

(Note) Investments in Copres Corp. Latin America Development Co., Ltd. Tonpal Optoelectronics Inc. and President Information Corp. are accounted for under the equity method due to the ability to exercise significant influence.

(3) We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $38,965,607 and $36,384,565 and total credit balance of $7,148and $ 0 as of September 30, 2001 and 2000, respectively, or their equities in earnings of these subsidiaries of ($643,648) and $1,179,219, which are included in net loss and income for the nine months then ended to the financial statements.

(4) As of September 30, 2001, the details of President Securities Corp's. treasury stock are as follows:

A. Reason

	Beginning alance of shares	Increase	Decrease	Ending balance of shares
Transfer ownership to employees	5, 613, 000	8, 859, 000	—	14, 472, 000
Maintain shareholders' rights	—	97, 551, 000	—	97, 551, 000
	5, 613, 000	106, 410, 000	—	112, 023, 000

B. Under the Stock Exchange Law, treasury stock percentage should not exceed 10% of total shares issued and total cost of treasury stock should not exceed the sum of capital in excess of par value retained earnings and realized capital reserve. As of September 30, 2001, the cost of treasury stocks of President Securities Corp. amounted to $1,025,979. The Company recognized the treasury stock cost $240,797 based its equity ownership in President Securities Corp.

C. In accordance with the Stock Exchange Law, treasury stocks cannot be pledged and the shareholders can not exercise their rights before the stocks are reissued.

D. Under the stock Exchange law, treasury stocks must write off in six months for maintain credit of the Company and shareholders' rights.

6. PROPERTY, PLANT AND EQUIPMENT

As of September 30, 2001 and 2000, revaluation and accumulated depreciation of each fixed assets are listed as follows:

Assets	Revaluation		Accumulated depreciation	
	September 30,2001	September 30,2000	September 30,2001	September 30,2000
Land	$ 2, 215, 507	$ 2, 215, 507	$ —	$ —
Buildings	136, 961	135, 239	1, 203, 560	1, 083, 957
Machinery and equipment	64, 711	66, 599	4, 381, 311	3, 868, 349
Electrical installations	9, 626	10, 519	250, 265	243, 918
Transportation equipment	1, 178	1, 178	112, 966	171, 957
Furniture and fixtures	301	331	598, 637	1, 438, 769
Leased property	—	—	74, 821	57, 307
Leasehold improvement	—	—	75, 747	85, 487
Other equipment	30, 309	33, 185	1, 737, 478	1, 592, 665
	$ 2, 458, 593	$ 2, 462, 558	$ 8, 434, 785	$ 8, 542, 409

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to capital reserve was $1,984,813. The balance of capital reserve-assets revaluation was $452,131 and $504,185 as of September 30, 2001 and 2000, respectively.

(2) The balance of the provision for land-value incremental tax on September 30, 2001 and 2000 was $1,291,857, respectively.

(3) Interest expenses before capitalization for the nine months ended September 30, 2001and 2000 were $1,081,542 and $793,756, respectively. Capitalized interest amount was $132,739, and $137,367, and the rate was 5.98% and 5.87% as of September 30, 2001 and 2000, respectively.

(4) As of September 30, 2001 and 2000, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. These agriculture land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured deeds and other ownership documents to ensure ownership.

(5) Leased property

The major terms of the leased properties are summarized below:

A. Upon the maturity of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed as follows:

Category of property	Present value based on the implicit interest rate		Period
Buildings, electrical installations and other equipment	$	240, 904	August 1997-July 2012 180 equal monthly installments
Buildings		13, 536	January 1998-August 2005 92 equal monthly installments
	$	254, 440	

B. As of September 30, 2001, total amount of rental payments and their present value are listed as follows :

	Present value of rental payments		Total rental payments	
10. 1. 2001 – 09. 30. 2002	$	32, 222	$	34, 086
10. 1. 2002 – 09. 30. 2003		29, 101		34, 180
10. 1. 2003 – 09. 30. 2004		26, 283		34, 277
10. 1. 2004 – 09. 30. 2005		23, 335		34, 086
10. 1. 2005 – 09. 30. 2006		19, 697		30, 949
10. 1. 2006 – 09. 30. 2011		73, 776		154, 743
10. 1. 2011 – 07. 31. 2012		9, 105		25, 790
		213, 519	$	348, 111
Less: Liabilities under capital lease within one year	(	32, 222)		
Long-term liabilities under capital lease (classified as long term payables)	$	181, 297		

7. ASSETS HELD FOR LEASE

September 30, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ –	$ –	$ –	$ 447,218
Buildings	636,818	14,075	650,893	(210,696)	(12,247)	(222,943)	427,950
Machinery and equipment	423	–	423	(191)	–	(191)	232
Electrical installations	31,255	–	31,255	(19,336)	–	(19,336)	11,919
Furniture and fixtures	1,348,318	–	1,348,318	(941,263)	–	(941,263)	407,055
Other equipment	277,534	4,299	281,833	(137,214)	(4,297)	(141,511)	140,322
	$ 2,526,183	$ 233,757	$ 2,759,940	($ 1,308,700)	($ 16,544)	($ 1,325,244)	$ 1,434,696

September 30, 2000	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 204,960	$ 215,383	$ 420,343	$ –	$ –	$ –	$ 420,343
Buildings	598,712	13,573	612,285	(179,180)	(11,356)	(190,536)	421,749
Machinery and equipment	420	–	420	(144)	–	(144)	276
Electrical installations	31,255	–	31,255	(16,432)	–	(16,432)	14,823
Furniture and fixtures	2,843	–	2,843	(2,412)	–	(2,412)	431
Other equipment	242,613	4,299	246,912	(107,638)	(4,297)	(111,935)	134,977
	$ 1,080,803	$ 233,255	$ 1,314,058	($ 305,806)	($ 15,653)	($ 321,459)	$ 992,599

(1)Rental revenues for the nine months ended September 30, 2001 and 2000 were $313,380 and $166,328, respectively.

(2)The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(6) PROPERTY, PLANT AND EQUIPMENT.

8. IDLE ASSETS

September 30, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 95,559	$ 35,477	$ 131,036	$ —	$ —	$ —	$ 131,036
Buildings	39,833	1,133	40,966	(34,095)	(1,058)	(35,153)	5,813
Machinery and equipment	154,824	514	155,338	(111,430)	(514)	(111,944)	43,394
Electrical installations	7,209	—	7,209	(7,209)	—	(7,209)	—
Furniture and fixtures	1,125	—	1,125	(896)	—	(896)	229
Other equipment	22,048	180	22,228	(19,418)	(180)	(19,598)	2,630
	$ 320,598	$ 37,304	$ 357,902	($ 173,048)	($ 1,752)	($ 174,800)	$ 183,102

September 30, 2000	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 93,983	$ 35,477	$ 129,460	$ —	$ —	$ —	$ 129,460
Buildings	53,888	3,357	57,245	(41,471)	(2,516)	(43,987)	13,258
Machinery and equipment	328,678	636	329,314	(190,327)	(636)	(190,963)	138,351
Furniture and fixtures	1,275	—	1,275	(1,168)	—	(1,168)	107
Other equipment	24,120	180	24,300	(20,607)	(180)	(20,787)	3,513
	$ 501,944	$ 39,650	$ 541,594	($ 253,573)	($ 3,332)	($ 256,905)	$ 284,689

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(6). PROPERTY, PLANT AND EQUIPMENT.

9. DEFERRED EXPENSES

	2001	2000
Beginning balance	$ 315,614	$ 199,183
Increase during the period	35,906	166,701
Decreases during the period	—	(1,700)
Amortization and depreciation	(50,824)	(47,573)
Ending balance	$ 300,696	$ 316,611

(1) Deferred expenses consist of lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines. Rental paid quarterly or based on the unit-of-production is treated as current expenses.

(2) The decrease during the period represents purchase return from the design of website software.

10. LONG-TERM RECEIVABLES

	September 30,	
	2001	2000
Long-term accounts receivable	$ 47,667	$ 35,612
Employees' car loans	29,409	39,052
Less: Allowance for doubtful long-term receivables	(34,473)	(35,320)
	$ 42,603	$ 39,344

11. SHORT-TERM LOANS

	September 30,		Collateral or
	2001	2000	Security
Unsecured bank loans	$ 119,138	$ 3,293,873	—
Overdraft	44	45	—
	$ 119,182	$ 3,293,918	
Range of interest rates	2.943%~7.065%	5.05%~7.928%	

12. COMMERCIAL PAPERS PAYABLE

	September 30, 2001	September 30, 2000	Collateral or Security
Commercial papers payable	$ 500,000	$ 650,000	—
Less: Prepaid interests	(5,926)	(513)	
	$ 494,074	$ 649,487	
Range of interest rates	6.18%	5.15%～5.20%	

13. LONG-TERM LOANS

	September 30, 2001	September 30, 2000	Collateral or Security
Unsecured bank loans	$ 14,944,000	$ 6,452,000	—
Bankers' acceptances	7,350,000	9,500,000	—
	22,294,000	15,952,000	
Less :Prepaid interests	(23,792)	(110,610)	
Current portion of long-term loans	(675,000)	(2,000)	
	$ 21,595,208	$ 15,839,390	
Range of maturity dates	11.8.2002 ～6.28.2006	2.10.2001 ～9.6.2005	
Range of interest rates	3.38%～6.855%	3.00%～6.875%	

14. RETIREMENT PLAN

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) with an minimum of 25 years , or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, one unit of credit for each year of service for service years in excess of 15 years. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of the one-month's salary prior to retirement. Calculation of average salary is in compliance with the Labor Standards Law of the R.O.C.

(2) As of September 30, 2001 and 2000, the balance of the independent retirement trust fund was $1,908,776 and $1,781,899, respectively.

(3) The actuarially determined net pension cost was $144,369 and $130,985 for the nine months ended September 30, 2001 and 2000, respectively. The balance of the minimum provision for retirement plan was $84,113 and $32,901 as of September 30, 2001 and 2000, respectively.

15. COMMON STOCK

(1) On June 23, 2000, the stockholders at their meeting resolved to capitalize capital reserve of $116,969 and unappropriated retained earnings of $2,222,414 as stock dividends which was approved under SFC Ruling (2000) Tai-Tsai-Cheng (1) No. 60239. After the issuance of stock dividends, the total paid-in capital was $31,581,671, consisted of 3,158,167,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001)Tai-Tsai-Cheng (1)No. 139435. After the issuance of stock dividends, the total paid-in capital will be $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

16. CAPITAL RESERVE

Capital reserve as regulated under the R.O.C Company Law and the Company's Articles of Incorporation can only be used to offset deficits or increase capital. Amount of capital reserve to be capitalized is restricted to certain percentage.

17. RETAINED EARNINGS

(1) In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve may only be used to offset deficits or increase capital.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the Board of Directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of September 30, 2001 and 2000, the balance of unappropriated earnings were as follows:

	2001	2000
(A) Unappropriated earnings for 1997	$ 239, 414	$ 1, 198, 178
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	–	–
B: 10% income tax paid balance	–	–
	$ 239, 414	$ 1, 198, 178

Unappropriated earnings in the amount of $1,712,289 and $2,447,678 as of September 30, 2001 and 2000, respectively, derived from the adjustments of variance capital reserves due to the changes in the Company's subsidiaries to the net income of $1,471,707 and $2,440,983 for the semiannual ended September 30, 2001 and 2000, respectively, can not be as dividends. These capital reserves changes have not been approval by the respective shareholders' meetings.

(4) As of September 30, 2001 and 2000, the imputation tax credit account balance amounted to $226 and $88, respectively. The Company distributed 2000 and 1999 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 1, 2001 and June 23, 2000, and the date of dividends distribution were August 9, 2001 and 2000 adopted at the Board of directors' meeting, and the creditable ratio were 14.94% and 17.35%.

(5) In accordance with the ROC SFC Ruling, the debit balance of $354,622 of stockholders' equity as of December 31, 2000, was appropriated as special earnings reserve and can not be distributed as dividends.

18. DEFERRED INCOME TAX AND INCOME EXPENSES (BENEFITS)

(1) Adjustments for corporate income tax expenses (benefits) and income tax payable (refund) were as follows:

	2001	2000
Current corporate income tax benefits	($ 2, 240)	($ 85, 786)
10% additional income tax on unappropriated earnings	193, 420	–
Corporate income tax expenses (benefits)	191, 180	(85, 786)
Net change amount for deferred income tax assets	(199, 277)	100, 459
Prepaid income taxes	(404)	(516)
Over (under) provision of prior years' income taxes	20, 358	(14, 157)
Prepaid and income taxes withheld	(3, 246)	(3, 730)
Income tax payable (refund)	$ 8, 611	($ 3, 730)

(2)The details of deferred income tax assets or liabilities resulting from temporary differences ,loss carryforwards and investments tax credits were as follows:

	September 30, 2001		September 30, 2000	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Temporary differences				
Bad debt expenses over limit	$ 97, 205	$ 24, 301	$ —	$ —
Unrealized inventory obsolescence loss	8, 171	2, 042	4, 797	1, 199
Expenses carried forward	22, 775	5, 694	27, 492	6, 873
Unrealized (gain) loss on foreign currency transactions	(1, 007)	(252)	26, 165	6, 541
Investments tax credits	—	—	—	30, 000
		$ 31, 785		$ 44, 613
Non-current items:				
Temporary differences				
Expenses carried forward	$ 27, 462	$ 6, 865	$ 40, 034	$ 10, 009
Depreciation expenses	(2, 322, 129)	(580, 532)	(1, 924, 083)	(481, 021)
Investments income	1, 384, 582	346, 146	1, 931, 671	482, 918
Pension cost	77, 985	19, 496	(1, 171)	(293)
Loss carryforwards	935, 439	233, 860	—	—
Investments tax credits	—	390, 687	—	384, 975
Valuation allowance	—	(116, 930)	—	—
		$ 299, 592		$ 396, 588

(3) As of September 30, 2001, unused tax credit from loss carryforwards was $233,860, which will expire between 2001and 2005.

(4) As of September 30, 2001, unused investments tax credits from purchase of machinery and equipment, research expenditure, personnel training expenditure, and expenditure on the development of international trademark totaled $390,687, which will expire between 2001 and 2005.

(5) The Company's income tax returns for the year through 1998 have been assessed by the Tax Authority. As of October 26, 2001, there were no disputes existing between the Company and the Tax Authority.

19. SIMPLE EARNINGS PER COMMON SHARE

	2001	2000
Net income (A)	$ 1, 471, 707	$ 2, 440, 983
Weighted average number of shares outstanding during the period (shares in thousands) (B)	3, 347, 657	3, 158, 167
Weighted average number of shares outstanding during the period after retroactive adjustment (shares in thousands) (C)	3, 347, 657	3, 347, 657
Simple earnings per share(NT dollars) (A/B)	$ 0. 44	$ 0. 77
Simple earnings per share after retroactive adjustment (NT dollars) (A/C)	$ 0. 44	$ 0. 73

Note 5. RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of Related Parties	Relationship with the Company
Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method
President Global Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
Cayman President Holdings Ltd.	Subsidiary accounted by equity method
Uni-President Dream Parks Corp.	Subsidiary accounted by equity method
Nanlien International Corp.	Subsidiary accounted by equity method
President International Development Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
President Pepsi Food Co., Ltd. (Note 1)	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
Mech-President Corp.	Subsidiary accounted by equity method
President Information Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method

Name of Related Parties	Relationship with the Company
Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method
Prince Housing & Development Corp.	Director
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Hong Kong President Holdings Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)
Tung-Tse Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Yu-Fu-Tong Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tun Hsiang Enterprises Corp.(Note 2)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Ding-Tung Enterprises Corp.(Note 2)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tone Chu Enterprises Corp.(Note 3)	A subsidiary of Nanlien International Corp. (accounted by equity method)

(Note 1):President Pepsi Food Co., Ltd. is no longer a related party due to the disposal of the equity investments in December, 2000.

(Note 2):Tun Hsiang Enterprises Corp. and Ding-Tung Enterprises Corp. change relation with the Company due to the disposal of the equity investments by Kai Yu Investment Co., Ltd. in August, 2001.

(Note 3):The relationship with Tone Chu Enterprises Corp. was changed due to the disposal of the equity investments by the Company since in August, 2001.

2. Transactions with related parties

(1) Purchases

	2001		2000	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 581, 241	4%	$ 572, 361	4%
TTET Union Corp.	454, 939	3%	169, 552	1%
President Packaging Ind. Corp.	283, 990	2%	236, 772	2%
President Nisshin Corp.	189, 654	1%	186, 628	1%
President Pepsi Food Co., Ltd.	—	—	304, 499	2%
Others (less than 10%)	485, 064	3%	998, 574	7%
	$1, 994, 888	13%	$2, 468, 386	17%

The terms of purchases and payments (due within one month) to the related parties were the same as for suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due within 30-45 days.

(2) Ton Yi Industrial Corp. pays its account within 50 days.

(3)President Nisshin Corp. pays its accounts within 15 days.

(2) Sales

	2001		2000	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Uni-President Cold-Chain Corp.	$ 2,811,834	12%	$ 1,670,201	7%
Retail Support International Corp.	1,819,082	7%	1,163,638	5%
President Chain Store Corp.	1,651,201	7%	1,488,140	7%
Others (less than 10%)	9,939,835	41%	7,319,244	32%
	$ 16,221,952	67%	$ 11,641,223	51%

The terms of collection period for the nine months ended September 30, 2001 were two weeks after sales to third parties and one month by notes to related parties except that the collection period is 77 days for sales to Tone Chu Enterprises Corp. and Tun Hsiang Enterprises Corp; 56 days for sales to Retail Support International Corp; 20 days for sales to Ding-Tung Enterprises Corp; 10 days for sales to Tung Ang Enterprises Corp; two mouths for sales to Presicarre Corp; 12 days to distributors such as U-Chains Enterprises Corp; President Global Corp. is due within 150 days by D/A. President Chain Store Corp. and Uni-President Cold-Chain Corp. close their accounts 20 days within the end of each month for the nine months ended September 30, 2001. The terms of collection period to related parties for the nine months ended September 30, 2000 was one month by notes except that Tone Chu Enterprises Corp. was two months' collection period. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(3) Purchase of investments

	2001	2000
President Chain Store Corp.	$ 240,710	$ –
Nanlien International Corp.	–	19,800
	$ 240,710	$ 19,800

The Company purchased 20,000,000 shares of common stocks of Scino Pharm Taiwan, Ltd and 135,000 shares of common stocks of Parabola Creative Inc. from President Chain Store Corp.and 1,980,000 shares of common stocks of U-Chains Enterprises Corp. from Nanlien International Corp. at a negotiated price in 2001 and 2000.

(4) Sale of investments

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 579, 282	$ 324, 260	$ 255, 022	$ —	$ —	$ —
Nanlien International Corp.	203, 844	104, 226	99, 618	—	—	—
President International Development Corp.	54, 835	3, 388	51, 447	2, 918	708	2, 210
	$ 837, 961	$ 431, 874	$ 406, 087	$ 2, 918	$ 708	$ 2, 210

The Company sold 2,200,000 shares of Retail Support International Corp.; 7,140,000 Shares of Uni-President Cold-Chain Corp.; 5,250,000 shares of President Transnet Corp.;10,440,000 shares of President Musashino Corp.; 2,400,000 shares of President Information Corp.; 31,219,000 shares of Mech-President Corp to President Chain Store Corp. in 2001; sold 4,000,000 shares of Retail Support International Corp; 3,083,000 shares of Union Chinese Corp; 1,530,000 shares of Tone Chu Enterprises Corp. to Nanlien International Corp. in 2001; sold 4,419,000 shares of Presitex Co., Ltd.; 1,000,000 shares of UOL. COM Limited and 247,000 shares of Tong Li Development Corp. to President International Development Corp. at a negotiated price in 2001 and 2000, respectively.

(5) Purchases of property, plant and equipment

	Item	2001	2000
Qware Systems & Service Corp.	Furniture and fixtures	$ 44, 124	$ 13, 690
Mech-President Corp.	Transportation eguipment	7, 778	2, 080
President Information Corp.	Furniture and fixtures	6, 822	—
Other (less than 10%)	Transportation equipment, Furniture and fixtures and other equipment.	490	7, 489
		$ 59, 214	$ 23, 259

The Company purchased above fixed assets from related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 196, 721	$ 195, 729	$ 992	$ 20, 977	$ 20, 848	$ 129
Uni-President Oven Bakery Corp.	96, 816	96, 816	—	—	—	—
President Packaging Ind. Corp.	—	—	—	23, 801	23, 351	450
President Tokyo Corp.	—	—	—	847	847	—
Others (less than 10%)	11, 712	11, 712	—	15, 661	15, 414	247
	$ 305, 249	$ 304, 257	$ 992	$ 61, 286	$ 60, 460	$ 826

The Company sold fixed assets to related parties at negotiated prices.

(7) Rental income

	The way of rental collection	2001	2000
Uni-President Vender Corp.	Monthly	$ 132, 793	$ —
Retail Support International Corp.	Monthly	80, 249	79, 165
Uni-President Cold-Chain Corp.	Monthly	46, 047	37, 620
Nanlien International Corp.	Monthly	23, 169	22, 086
President Kikkoman Inc.	Monthly	22, 352	18, 831
Others (less than 10%)	Monthly	28, 517	21, 381
		$ 333, 127	$ 179, 083

Rentals are charged based on the existing lease agreements at negotiated prices.

(8) Other income

	2001	2000
Management and technical consultancy fees:		
Tun Hsiang Enterprises Corp.	$ 22, 340	$ —
Ztong Yee Industrial Co., Ltd.	18, 900	18, 900
Others (less than 10%)	179, 181	119, 551
	220, 421	138, 451
Other income：		
Tun Hsiang Enterprises Corp.	41, 927	—
Tone Chu Enterprises Corp.	18, 913	19, 938
President Nisshin Corp.	17, 204	19, 241
President Kikkoman Inc.	14, 085	25, 682
Others (less than 10%)	163, 014	101, 582
	255, 143	166, 443
	$ 475, 564	$ 304, 894

(9) Processing expenses

	2001	2000
TTET Union Corp.	$ 74, 648	$ 54, 905

(10) Other expenses

	2001	2000
Advertisement support expenses：		
Uni-President Dream Parks Corp.	$ 419,079	$ 110,951
President Baseball Team Corp.	68,319	88,929
President Chain Store Corp.	45,395	25,505
Others (less than 10%)	79,808	3,319
	612,601	228,704
Other expenses：		
Uni-President Cold-Chain Corp.	178,494	176,867
Kuan Chang Enterprises Corp.	72,343	17,710
President Chain Store Corp.	45,638	63,007
Tone Chu Enterprises Corp.	22,512	46,671
Others (less than 10%)	126,776	151,484
	445,763	455,739
	$ 1,058,364	$ 684,443

(11) Notes receivable

	September 30, 2001		September 30, 2000	
	Amount	Percentage	Amount	Percentage
Tung-Tse Corp.	$ 27,142	3%	$ 35,120	4%
Yu-Fu-Tong Corp.	6,927	1%	4	—
Others (less than 10%)	18,535	2%	82,727	10%
	$ 52,604	6%	$ 117,851	14%

(12) Accounts receivable

	September 30, 2001		September 30, 2000	
	Amount	Percentage	Amount	Percentage
Tun Hsiang Enterprises Corp.	$ 493,305	13%	$ 443,148	15%
President Chain Store Corp.	294,696	8%	194,929	6%
Uni-President Cold-Chain Corp.	289,968	8%	270,522	9%
Retail Support International Corp.	225,642	6%	155,924	5%
Tone Chu Enterprises Corp.	143,301	4%	130,119	4%
Presicarre Corp.	—	—	91,572	3%
Others (less than 10%)	752,962	20%	258,306	8%
	$2,199,874	59%	$1,544,520	50%

(13) Other receivables

	September 30, 2001		September 30, 2000	
	Amount	Percentage	Amount	Percentage
Ztong Yee Industrial Co., Ltd.	$ 18, 900	5%	$ 18, 900	7%
President Kikkoman Inc.	11, 184	3%	10, 504	4%
Uni-President Cold-Chain Corp.	1, 398	—	7, 421	3%
Others (less than 10%)	54, 723	15%	33, 689	12%
	$ 86, 205	23%	$ 70, 514	26%

(14) Notes payable

	September 30, 2001		September 30, 2000	
	Amount	Percentage	Amount	Percentage
President Baseball Team Corp.	$ 10, 500	49%	$ —	—
Others (less than 10%)	3, 409	16%	—	—
	$ 13, 909	65%	$ —	—

(15) Accounts payable

	September 30, 2001		September 30, 2000	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 74, 867	5%	$ 70, 426	4%
TTET Union Corp.	46, 343	3%	72, 426	5%
President Nisshin Corp.	39, 556	3%	13, 464	1%
President Pepsi Food Co., Ltd.	—	—	28, 099	2%
Others (less than 10%)	49, 326	3%	104, 858	7%
	$ 210, 092	14%	$ 289, 273	19%

(16) Accrued expenses

	September 30, 2001		September 30, 2000	
	Amount	Percentage	Amount	Percentage
Uni-President Dream Parks Corp.	$ 79,168	4%	$ –	–
Uni-President Cold-Chain Corp.	58,147	3%	32,393	2%
President Chain Store Corp.	44,890	3%	12,720	1%
Tone Chu Enterprises Corp.	19,862	1%	16,728	1%
Others (less than 10%)	33,489	2%	102,776	5%
	$235,556	13%	$ 164,617	9%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties were as follows:

	September 30, 2001	September 30, 2000
Cayman President Holdings Ltd.	$ 7,663,526	$ 4,760,667
Hong Kong President Holdings Limited	5,211,773	4,722,920
Kai Yu Investment Co., Ltd.	1,528,900	2,776,200
Others (less than 10%)	10,516,653	7,676,901
	$ 24,920,852	$ 19,936,688

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp.) jointly a purchased parcel of land (located Shin-Yi District Let No.6) with area of 9,643 m^2 from the Ministry of National Defense. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Construct" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

Note 6. PLEDGED ASSETS

As of September 30, 2001 and 2000, the pledged assets were as follows:

	Usage	September 30, 2001	September 30, 2000
Land	Revolving credit facility	$ 1,170,736	$ 1,428,784
Buildings - net	Revolving credit facility	458,898	486,948
Machinery and equipment - net	Revolving credit facility	237	2,416
		$ 1,629,871	$ 1,918,148

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

1. As of September 30, 2001 and 2000, the remaining balance due for construction in progress and advance to suppliers were as follows:

	September 30, 2001	September 30, 2000
Advance to suppliers	$ 338,512	$ 1,784,040
Construction in progress	124,860	168,794
	$ 463,372	$ 1,952,834

2. As of September 30, 2001, and 2000, total letters of credit opened and unused were $889,931 and $650,635, respectively.

3. In September 1998, the Company borrowed $4,300,000 under a 5-year term loan agreement from September 25, 1998 to September 25, 2003, with ABN AMRO Bank N.V. Taipei Branch as the head bank. Under the terms of the loan agreement the Company agrees that :
   (1) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.
   (2) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less than 40%.
   (3) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.

(4) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.

(5) To ensure that, the year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(6) To ensure that, the year-end consolidated total contingent liabilities shall be less than the tangible stockholders' equity.

4. In June 1999, the Company borrowed $4,000,000 under a 3-year term loan agreement from June 28, 1999 to June 28, 2002, with I.C.B.C. as the head bank. Under the terms of the loan agreement the Company agrees that:

   (1) To ensure that, current ratio shall be above 70%.

   (2) To ensure that, each year-end debt ratio shall be below 100% from 2000.

   (3) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of main assets should be notified to the agent bank. The agent bank can hold a guarantee banks' meeting to discuss above events as needed.

5. In November 1999, the Company borrowed $800,000 from China Development Industrial Bank with under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. Under the terms of the loan agreement the Company agrees that:

   (1) To ensure that, current ratio shall be above 70%.

   (2) To ensure that, debt ratio shall be bellow 150%.

   (3) To ensure that, if the ratio mentioned above do not meet the requirements, the Company should improve it within six months.

6. In August 2000, the Company signed a $6,000,000 5-year syndicated credit facilities from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:

   (1) The current ratio shall be above 70%.

   (2) To ensure the debt ratio shall be below 100%.

   (3) To ensure the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

7. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(1) The current ratio shall be above 80%.

(2) The debt ratio shall be below 100% from 2000, retroactively.

(3) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

8. As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDS, have the same rights and responsibilities as those of holders of common shares. Under current R.O.C law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT:

In order to maintain the Companys' credit and shareholders' equity, the Company expect to buy back 334,766,000 shares, made up 10% of common stock issued, with $7.14~$12.15(NT dollar) per share from the stock exchange market and between October 23 to December 22, 2001, in accordance with a resolution passed by the meeting of the Board of directors on October 22, 2001.

Note 10. OTHER :

1.INFORMATION OF DERIVATIVE FINANCIAL INSTRUMENTS

(1) The information of the forward foreign exchange contract for the nine months ended September 30,2001 was disclosed as follows (units in the thousands of currencies indicated) :

A. Contract amount or notional principals amount

Advance Purchase Forward Foreign Exchange Contract : USD$ 16,500

B. Nature and terms of derivatives financial instruments :

(a) Transaction terms :

The Company agreed to purchase USD$ 16,500 by the exchange rate (within 34.157 and 34.9775) settled with banks in future specific date.

(b) Credit risk :

As the counterparts are banks with good credit ratings, the credit risk is minimal.

(c) Market risk :

The Company had signed forward foreign exchange contract with banks, there was no other market risk except for the gain or loss from the difference between the exchange rates at sign date and settlement date.

(d) Liquidity risk

The Company has agreed to purchase USD$ 16,500 at fixed rate, there would be no liquidity risk.

(e) The amount, timing and uncertainty of future cash flow：

The Company had agreed to purchase USD$ 16,500 by the agreed exchange at future specific date. And due to the certainty of the exchange rate and settlement date under the contract, the amount, timing and future cash flow has no uncertainty.

C. The objectives of holding derivative financial instruments

The Company engages in forward foreign exchange contract to hedge the risks from fluctuation of exchange rates of identifiable foreign currency.

D. Net gain or loss of the transaction and it's commitment representation：

As of September 30, 2001, total premium of the forward exchange contract was $1,021, which will be reflected in the active transaction.

E. Fair value of the derivative financial instruments

	Amount
Forward exchange contract payable	($ 569, 114)
Forward exchange contract receivable	570, 135
	1, 021
Premium on forward exchange contract	(1, 021)
Net of forward exchange contract payable (listed on books as other payables)	$ –

(2) As of September 30, 2000, the Company had no derivative financial instruments transactions.

2. FAIR VALUE OF NON－DERIVATIVE FINANCIAL INSTRUMENTS

Financial assets	September 30, 2001 Book value	September 30, 2001 Fair value	September 30, 2000 Book value	September 30, 2000 Fair value
Financial assets of the same book and fair value	$ 5, 234, 705	$ 5, 234, 705	$ 4, 184, 832	$ 4, 184, 832
Long-term investments	44, 322, 418	54, 024, 084	41, 429, 945	62, 638, 817
Guaranteed deposits	84, 615	84, 615	99, 818	99, 818
Long-term receivables	42, 603	42, 603	39, 344	39, 344
Financial liabilities				
Financial liabilities of the same book and fair value	5, 126, 927	5, 126, 927	7, 727, 600	7, 727, 600
Long-term loans	21, 595, 208	21, 595, 208	15, 839, 390	15, 839, 390
Long-term payables	181, 297	181, 297	192, 845	192, 845
Provision for retirements plan	84, 113	644, 600	32, 901	640, 431
Customers' deposits	75, 350	75, 350	114, 678	114, 678

(1) The due dates of short-term financial instruments are near the balance sheet date. Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash equivalent, notes and accounts receivable, other receivables, short-term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

(2) The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies. However, due to the difficulties of getting the information of long-term investments, the fair value of long-term investments are based on the fair value as of June 30, 2001 and 2000, respectively.

(3) The fair value of guaranteed deposits and long-term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office as of June 30, 2001 and 2000, respectively.

(4) The fair value of long-term loans, long-term payables and customers' deposits is based on the discounted value of expected future cash inflow and the discount rate is based on the rate of similar long-term loans as of June 30, 2001 and 2000, respectively.

(5) The fair value of provision for retirement plan is measured according to the funding status presented on the actuarial report measured at November 30,2000 and 1999 and adjusted for net pension cost, provision and payment of pension fund occurred during the nine months period ended September 30, 2001 and 2000.

Note.11 Additional Disclosures Information

1.Significant Transactions Information(For the nine months ended September 30, 2001)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Leading limit per entity	Maximum balance during the period	Balance at September 30,2001	Interest rate	Reason for loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Total transaction volume	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holdings Ltd.	Other receivables	US$ 80,000	US$ 27,402	US$ 24,002	–	Business turn	$ –	–	$ –	$ –	US$ 100,000 (Note 1)
2	President Global Corp.	President East Co.	Notes receivable	US 3,000	US 205	US 205	10.50% ~7.75%	Business turn	–	–	–	US 425 (sales)	US 4,000 (Note 1)
		Tungpec. Inc.	Notes receivable	US 3,000	US 40	US 40	–	Business turn	–	–	–	US 218 (sales)	US 4,000 (Note 1)
3	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 10,000	CAN 6,629	CAN 6,629	7.06%	Investment loan	–	Land and buildings Pledged second	CAN 16,450	–	CAN 20,000 (Note 1)
4	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	4,160,604	1,036,927	628,026	–	Business turn	–	–	–	2,493,151 (sales)	8,321,208 (Note 2)
5	Hong Kong President Holdings Ltd.	Prospect Top Development Ltd.	Receivables from related party	US 80,000	US 9,484	US 9,281	–	Investment loan	–	–	–	–	US 100,000 (Note 1)
6	Nella Ltd.	Hong Kong Fonglien Investment Co., Ltd.	Receivables from related party	200,000	US 112	US 112	–	Business turn	–	–	–	–	300,000 (Note 1)
		Prospect Top Development Ltd.	Receivables from related party	200,000	US 4,228	US 3,297	–	Business turn	–	–	–	–	300,000 (Note 1)
7	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	200,000	US 2,972	US 2,660	–	Business turn	–	–	–	–	300,000 (Note 1)
8	President International Investment (BVI) Holdings Ltd.	Xiang Lu Industrial Ltd.	Other receivables from related party	US 80,000	US 8,509	US 8,509	–	Investment loan	–	–	–	–	US 100,000 (Note 1)
		Presiclerc Ltd.	Other receivables from related party	US 80,000	US 4,750	US 4,750	–	Business turn	–	–	–	–	US 100,000 (Note 1)

Number	Name	Name of counterparty	Account	Leading limit per entity	Maximum balance during the period	Balance at September 30,2001	Interest rate	Reason for loan	Allowance for doubtful accounts	Assets pledged		Total transaction volume	Maximum amount available for loan
										Item	Value		
9	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	$ 4,160,604	US$ 5,625	US$ 5,209	–	Business turn	$ –	–	$ –	$ –	$ 8,321,208 (Note 2)
10	Fujian Ton Yi Tinplate co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	4,160,604	US 3,833	US –	–	Business turn	–	–	–	US 74 (Purchases)	8,321,208 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan requires the board of directors' approval and should be reported at the stockholders' meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of it net worth, while the maxium amount for any one entity is 25%.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 16, 127, 874	$ 7, 663, 526	$ 7, 663, 526	$ —	19. 01	$ 28, 223, 780	(Note 1)
0		Hong Kong President Holdings Ltd.	3	16, 127, 874	5, 430, 471	5, 211, 773	—	12. 93	28, 223, 780	(Note 1)
0		President International Development Corp.	2	16, 127, 874	3, 400, 000	2, 400, 000	—	5. 95	28, 223, 780	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	16, 127, 874	2, 554, 011	1, 934, 914		4. 80	28, 223, 780	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	16, 127, 874	1, 528, 900	1, 528, 900	—	3. 79	28, 223, 780	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	16, 127, 874	1, 178, 036	1, 178, 036	—	2. 92	28, 223, 780	(Note 1)
0		President Asia Enterprises Inc.	3	16, 127, 874	782, 888	782, 888	—	1. 94	28, 223, 780	(Note 1)
0		Tone Sang Construction Corp.	2	16, 127, 874	750, 000	750, 000	—	1. 86	28, 223, 780	(Note 1)
0		Mech- President Corp.	3	16, 127, 874	760, 000	670, 000	—	1. 66	28, 223, 780	(Note 1)
0		Uni-Splendor Corp.	6	16, 127, 874	591, 100	481, 700	—	1. 19	28, 223, 780	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	16, 127, 874	456, 447	456, 447	—	1. 13	28, 223, 780	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	16, 127, 874	553, 647	310, 000	—	0. 77	28, 223, 780	(Note 1)
0		Uni- President (USA), Inc.	3	16, 127, 874	293, 700	293, 700	—	0. 73	28, 223, 780	(Note 1)
0		President International Trade and Investment Corp.	2	16, 127, 874	502, 156	280, 018	—	0. 69	28, 223, 780	(Note 1)
0		Century Quick Service Restaurant Corp.	3	16, 127, 874	280, 000	250, 000	—	0. 62	28, 223, 780	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		President Pharmaceutical Corp.	2	$ 16,127,874	$ 400,000	$ 160,000	$ —	0.40	$ 28,223,780	(Note 1)
0		Presitex Co., Ltd.	3	16,127,874	135,790	135,790	—	0.34	28,223,780	(Note 1)
0		President Packaging Ind. Corp.	1	16,127,874	130,280	130,280	—	0.32	28,223,780	(Note 1)
0		Uni-President Glass Industrial Co., Ltd.	3	16,127,874	100,000	100,000	—	0.25	28,223,780	(Note 1)
0		Kaohsiung Rapid Transit Corp.	6	16,127,874	100,000	100,000	—	0.25	28,223,780	(Note 1)
0		President Entertainment Corp.	2	16,127,874	50,000	50,000	—	0.12	28,223,780	(Note 1)
0		President Baseball Team Corp.	2	16,127,874	42,400	36,400	—	0.09	28,223,780	(Note 1)
0		President Global Corp.	2	16,127,874	16,565	16,480	—	0.04	28,223,780	(Note 1)
0		Shanghai President International Food Co., Ltd.	3	16,127,874	52,345	—	—	—	28,223,780	(Note 1)
0		Ming Tung Enterprises Corp.	1	16,127,874	5,000	—	—	—	28,223,780	(Note 1)
1	Kai Yu Investment Co., Ltd.	Uni-President Enterprises Corp.	4	100,000	2,000	2,000	—	0.11	500,000	(Note 2)
2	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	2	US 22,771	US 3,610	US 2,370	—	5.20	US 45,542	(Note 3)
2		Shanghai President International Food Co., Ltd.	2	US 22,771	US 3,020	US 730	—	1.60	US 45,542	(Note 3)
3	Cayman President Holdings Ltd.	Xingiang President Enterprises Food Co., Ltd.	3	US 20,000	US 3,253	US 3,253		14.80	US 100,000	(Note 4)
3		PT ABC President Enterprises Indonesia	6	US 20,000	US 2,667	US 2,513	—	11.43	US 100,000	(Note 4)
		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,550	US 1,550		7.05	US 100,000	(Note 4)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	President Global Corp.	Ameripec Inc.	3	US$ 3,670	US$ 1,610	US$ 1,034	$ —	8.45	US$ 6,116	(Note 5)
5	Nanlien International Corp.	Nella Ltd.	3	500,000	143,730	102,350	—	10.18	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	9,000	7,500	—	0.75	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	4,800	—	0.48	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.20	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	1,800	—	0.18	1,000,000	(Note 6)
5		Chyuan Jye Corp.	1	500,000	3,600	1,200	—	0.12	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	3	500,000	1,200	1,200	—	0.12	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	825	780	—	0.08	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	455	455	—	0.05	1,000,000	(Note 6)
5		Tung Sheng Enterprises Corp.	3	500,000	20,000	—	—	—	1,000,000	(Note 6)
5		Line Yu Enterprises Corp.	3	500,000	8,000	—	—	—	1,000,000	(Note 6)
5		Cayman Nanlien Holdings Ltd.	3	500,000	5,790	—	—	—	1,000,000	(Note 6)
5		Chi Fu Enterprises Corp.	3	500,000	5,000	—	—	—	1,000,000	(Note 6)
5		Yuan Tai Enterprises Corp.	3	500,000	2,550	—	—	—	1,000,000	(Note 6)
5		Tung Li Enterprises Corp.	1	500,000	357	—	—	—	1,000,000	(Note 6)
6	President International Development Corp.	Kaohsiung Repaid Transit Corp.	6	714,345	100,000	100,000	—	0.01	2,857,378	(Note 7)
7	President Chain Store Corp.	President Drugstore Business Corp.	3	1,908,825	270,000	270,000	—	2.83	4,772,063	(Note 8)
7		President Packaging Ind. Corp.	1	1,908,825	134,495	134,495	—	1.41	4,772,063	(Note 8)
7		PCS (BVI) Holdings Ltd.	3	1,908,825	US 3,500	US 3,500	—	1.27	4,772,063	(Note 8)
7		Kaohsiung Repaid Transit Corp.	6	1,908,825	100,000	100,000	—	1.05	4,772,063	(Note 8)

	Endorser	Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
8	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	3	$ 11,649,691	US$ 272,760	US$ 220,480	—	45.80	$ 11,649,691	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,649,691	US 30,490	US 28,760	—	5.97	11,649,691	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,649,691	US 17,320	US 16,640	—	3.46	11,649,691	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,649,691	US 9,000	US 7,000	—	1.45	11,649,691	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,649,691	US 3,400	US 380	—	0.08	11,649,691	(Note 9)
9	Kai Yu Investment (BVI) Co., Ltd.	Shanghai President Coffee Corp.	3	US 5,870	US 3,150	US 3,150	—	26.83	US 11,739	(Note 10)
10	Hong Kong President Holdings Ltd.	Guangzhou President Enterprises Co., Ltd.	3	US 20,000	US 4,750	—	—	—	US 100,000	(Note 4)
10		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 3,040	—	—	—	US 100,000	(Note 4)
10		Xingiang President Etnerprises Food Co., Ltd.	3	US 20,000	US 2,930	—	—	—	US 100,000	(Note 4)
10		Shanghai President Enterprises Livestok Food Co., Ltd.	3	US 20,000	US 813	—	—	—	US 100,000	(Note 4)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	—	—	CAN 40,000	(Note 11)
12	PCS (BVI) Holdings Ltd.	Shanghai President Coffee Corp.	3	US 5,952	US 3,500	US 3,500	—	11.76	US 14,881	(Note 12)
13	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,649,691	US 39,220	US 39,220	—	(Note 13)	—	(Note 13)
		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,649,691	US 25,080	US 25,080	—	(Note 13)	—	(Note 13)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 9/30/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
14	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	$ 11,649,691	US$ 4,832	US$ 3,624	–	(Note 13)	$ –	(Note 13)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,649,691	US 5,316	US 5,316	–	(Note 13)	–	(Note 13)
16	President Enterprises (China) Investment Co., Ltd	Hefei President Enterprises Co., Ltd.	3	RMB 616,293	RMB 15,000	RMB 13,000	–	0.58	RMB 1,232,586	(Note 14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 88,500	RMB 30,000	RMB 23,500	–	5.32	RMB 265,499	(Note 15)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 88,500	RMB 7,000	RMB 7,000	–	1.58	RMB 265,499	(Note 15)
17		Zhanhjiangang President Nisshin Food Co., Ltd.	3	RMB 88,500	RMB 10,000	RMB 5,000	–	1.13	RMB 256,499	(Note 15)
17		Kunshan Sanwa Food Industry Co., Ltd.	1	RMB 88,500	RMB 7,000	–	–	–	RMB 265,499	(Note 15)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 59,050	RMB 15,000	RMB$ 10,000	–	3.39	RMB 177,149	(Note 15)
18		Nanchang President Enterprises Co., Ltd.	3	RMB 59,050	RMB 10,000	RMB$ 10,000	–	3.39	RMB 177,149	(Note 15)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd.	3	RMB 34,893	RMB 30,000	–	–	–	RMB 104,679	(Note 15)

(Note 1) The total amount of transations of endorsement equal to 70% of the Company's net worth, and the limit of transations of endorsement for any single entity is 40% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2) The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3) The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4) As for Cayman President Holdings Ltd. and Hong Kong President Holdings Ltd., the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 5) The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 6) The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7) The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8) The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9) As for Ton Yi Industrial Corp., the tatal amount of transations of endorsement equal 70% of its net worth and the limit of transations of endorsement for any single entity is no more than 70% of its nte worth.US$64,300 of all, a loan made by a mainland-subaidiary under the investment of Cayman Ton Yi Industrial Holdings Ltd., and endorsed by Ton Yi Industrial Corp.

(Note10) The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note11) The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note12) The total amount of transations of endorsement equal to 50% of the its net worth for PCS (BVI) CO., Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note13) All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14) The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 30% of its enrolled capital.

(Note15) As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of transactions of endoraement for single entity is 20% of net worth.

(Note16) The following code represents the relationship with the Company:

1. Trading relationship.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
5. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of September 30, 2001 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	$ 1, 814, 204	100%	$ 1, 813, 262	—
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	12	1, 704, 979	100%	1, 507, 207	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	349, 728	100%	573, 060	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	344, 499	100%	332, 255	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	100, 060	292, 066	100%	625, 568	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	246, 952	100%	230, 592	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	876, 718	99. 99%	1, 303, 223	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	818, 617	61. 80%	821, 108	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	7, 852, 767	58. 50%	8, 039, 922	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	106, 810	51. 00%	133, 509	—
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150, 000	1, 409, 665	50. 00%	1, 380, 270	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	136, 070	50. 00%	134, 755	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	652, 106	7, 385, 114	43. 34%	2, 646, 897	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	278, 405	4, 533, 587	40. 14%	20, 167, 913	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	114, 833	2, 774, 408	40. 00%	3, 261, 826	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24,926	$ 272,830	32.31%	$ 294,481	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	27,106	245,017	31.30%	225,522	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	33,681	418,940	30.78%	365,436	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44,535	577,393	29.51%	609,066	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	177,298	24.76%	177,456	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287,633	3,407,952	23.47%	2,148,616	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	169,482	20.00%	167,316	—
	Stock	Scino Pharm Taiwan Ltd.	Director	Long-term investments	48,750	527,100	18.06%	270,913	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	890,100	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,351,351	10.36%	2,331,087	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,878	9.46%	219,083	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,893	—
	Stock	Allianz President Life Insurance Co., Ltd.	Director	Long-term investments	23,998	239,984	7.50%	(19,069)	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	133,454	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	101,166	—
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	713,302	4.99%	432,822	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	14, 286	$ 142, 860	2. 86%	$ 139, 227	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126, 800	1, 268, 000	2. 67%	1, 278, 758	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27, 000	250, 000	2. 48%	272, 086	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	115, 664	1. 75%	149, 548	—
	Stock	Tone Sang Construction Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	897, 590	0. 53%~ 100. 00%	994, 541	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	TIIM Bond Fund etc	—	Short- term investments	—	18, 928	—	19, 385	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	60, 665	1, 446, 163	—	754, 066	(1)
	Stock	Nan Ya Plastics Corp.	—	Short- term investments	6, 471	356, 909	—	139, 392	—
	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433	330, 717	—	105, 130	(2)
	Stock	Formosa Chemicals & Fiber Corp.	—	Short- term investments	5, 338	190, 678	—	118, 780	—
	Stock	Formosa Plastics Corp.	—	Short- term investments	3, 524	179, 384	—	111, 582	—
	Stock	Der- Pao Consturction Co., Ltd.	—	Short- term investments	10, 607	178, 767	—	64, 597	—
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8, 325	175, 381	—	61, 438	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Short- term investments	23, 973	128, 852	—	97, 306	—
	Stock	TTET Union Corp.etc.	Subsidiary accounted by equity method etc.	Short- term investments	—	223, 043	—	124, 839	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	24, 668	$ 743, 591	100. 00%	$ 780, 979	—
	Stock	Century Quick Service Restaurant Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	14, 250	149, 289	75. 00%	(51, 899)	—
	Stock	Uni-President Vender Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	96, 317	0. 84%~ 100. 00%	88, 364	—
President International Trade and Investment Corp.	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 10, 498	100. 00%	US 10, 481	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 4, 933	100. 00%	US 4, 346	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	117	1, 450	—	1, 487	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 109	537, 988	2. 38%	217, 445	—
Cayman President Holdings Ltd.	Beneficiary Certificates	*Genesis Special Growth Fund*	—	Short- term investments	3	US 29, 545	—	US 30, 161	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US 18, 331	—	US 19, 196	—
	Beneficiary Certificates	ABN Equity Certificates	—	Short- term investments	4	US 1, 104	—	US 753	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	276,805	100.00%	US$	271,529	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	17,187	100.00%	US	17,311	—
	Stock	Hong Kong President Holdings Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US	45,587)	100.00%	(US	15,210)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9,064	60.00%	US	9,073	—
	Stock	PT ABC President Enterprises Indonesia	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US	6,138	47.41%	US	4,639	—
	Stock	QUEEN Holding (BVI) Limited	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	14,286	45.40%	US	14,273	—
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3,151	45.40%	US	3,184	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	10,208	45.00%	US	18,894	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6,138	45.00%	US	6,093	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	3,384	45.00%	US$	3,780	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10,200	US	8,661	42.50%	US	9,066	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23,581	30.00%	US	23,546	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	4,897	3.23%	US	4,897	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8,560	0.01%~ 100.00%	US	3,885	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US	3,951	100.00%	US	4,648	—
	Stock	GBC Bank Corp.	—	Long-term investments	128	US	4,016	—	US	4,016	—
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method) etc.	Long-term investments	—	US	744	20.00%~ 50.00%	US	744	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100		1,000	0.07%		788	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001				
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Highland Development Co., Ltd.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	9,500	$ 95,000	19.96%	$ 63,175	—
Nanlien International Corp.	Stock	Ton Yi industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	95,155	—	19,949	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4,010	100,889	100.00%	100,889	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4,000	154,430	20.00%	55,965	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	102,800	0.67%	92,081	—
	Stock	Lien Lu Enterprises Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1,087,666	2.50%~ 100.00%	1,072,010	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	2,116	25,840	2.00%	26,855	—
President Pharmaceutial Corp.	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	250	2,500	—	2,500	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	11,727	2.00%~ 20.00%	11,793	—
Mech-President Co., Ltd.	Stock	Safety Elevator Corp.	A subsidary of Mech-President Co., Ltd. (accounted by equity method)	Long-term investments	100	860	99.99%	860	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	5, 845	$ 71, 978	—	$ 74, 294	
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	515	6, 403	—	7, 064	
President International Development Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	82, 658	—	66, 645	
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	72, 370	1, 720, 417	2. 16%	899, 559	(
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	20, 874	432, 729	1. 39%	85, 165	(4
	Stock	Taiwan Cellular Corp.	—	Short- term investments	4, 114	188, 388	0. 15%	156, 522	(5)
	Stock	Grand Commercial Bank	Director	Short- term investments	7, 456	128, 318	0. 46%	40, 189	(6)
	Stock	Nan Ya Plastics Corp.	—	Short- term investments	1, 776	105, 398	0. 03%	38, 113	(7)
	Stock	Macronix International Co., Ltd. etc.	—	Short- term investments	—	539, 287	—	255, 456	(14)
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investment	118, 450	4, 113, 183	100. 00%	4, 246, 272	—
	Stock	President Life Science Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 517, 698	100. 00%	1, 500, 000	(8)
	Stock	Uni- President Glass Industrial Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	36, 000	292, 179	100. 00%	364, 248	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001				Note
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	
	Stock	Ton-Jeng Development Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	$ 1, 725, 598	50. 00%	$ 1, 409, 700	—
	Stock	President Entertainment Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	39, 534	653, 539	38. 20%	506, 386	(9)
	Stock	SYNersy ScienTech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	596, 927	35. 07%	506, 444	(10)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	38, 814	411, 401	23. 40%	440, 543	(11)
	Stock	Tonpal Optoelectronics Inc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	279, 001	3, 113, 845	13. 81%	3, 101, 654	—
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10, 000	100, 000	11. 30%	100, 500	—
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10, 000	100, 000	11. 11%	97, 100	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001				Note
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	12, 000	$ 120, 000	9. 68%	$ 120, 600	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39, 113	407, 806	7. 11%	186, 825	(12)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253, 200	2, 532, 000	6. 15%	2, 559, 852	(13)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	14, 286	142, 860	2. 86%	138, 003	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27, 000	250, 000	2. 48%	272, 086	—
	Stock	MassMutual Mercuries Life Co., Ltd.	—	Long-term investments	4, 571	159, 985	1. 23%	3, 137	—
	Stock	Bonko (Thailand) Bank	—	Long-term investments	2, 080	155, 846	0. 14%	70, 301	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	729, 439	0. 05%~ 50. 00%	491, 351	—
President Enterprises Corp.	Beneficiary Certificates	Tong Shing Fund	—	Shart-term investments	100	1, 000	—	788	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	12,964	$ 177,424	—	$ 177,820	—
	Beneficiary Certificates	Home Run Fund	—	Short- term investments	2,205	28,000	—	28,037	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	65,560	2.50%~ 58.33%	63,343	—
Parabola Creative Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	5,657	—	5,427	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	13,141	—	12,533	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	149,372	—	149,703	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	17.00%	10,390	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 4,913	40.00%	CAN 4,790	—
	Stock	President Canada Construction Inc. etc.	A subsidary of President Asian Enterprises Inc. (accounted by equity method) etc.	Long-term investments	—	CAN 8	50.00%~ 100.00%	(CAN 55)	(15)
President Chain Store Corp.	Beneficiary Certificates	TIIM Bond Fund	—	Short- term investments	31,314	400,000	—	400,398	—
	Beneficiary Certificates	TIIM Hign Yield Fund	—	Short- term investments	24,770	269,000	—	272,556	—

					September 30, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	James Bond Fund	—	Short- term investments	10,645	$ 149,000	—	$ 146,011	—
	Beneficiary Certificates	Solomon Bond Fund	—	Short- term investments	13,396	140,000	—	141,201	—
	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	326,710	—	311,733	—
	Stock	First Commercial Bank	—	Short- term investments	—	566,529	—	214,176	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	32,450	1,027,137	100.00%	1,027,357	—
	Stock	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	10,899	99.99%	172,708	—
	Stock	Ren-Hui Investment Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	134,154	99.99%	134,154	—
	Stock	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	39,600	252,025	80.00%	95,391	—
	Stock	Mech-President Co., Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	43,759	149,629	66.30%	111,143	—
	Stock	President Musashino Corp	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	297,726	60.00%	281,206	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001				
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Uni-President Cold-chain Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	14, 280	$ 296, 235	60. 00%	$ 220, 614	—
	Stock	President Information Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	6, 500	104, 602	54. 17%	83, 742	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12, 500	125, 000	50. 00%	125, 000	—
	Stock	Retail Support International Corp.	Subisdiary accounted by equity method	Long-term investments	3, 691	103, 202	25. 00%	75, 662	—
	Stock	Dayeh Takashimaya Department Store Inc.	—	Long-term investments	20, 000	270, 000	16. 67%	270, 000	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	10. 36%	2, 326, 223	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	101, 168	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11, 000	110, 000	5. 50%	57, 684	—
	Stock	Allianz President Life Insurance Co., Ltd.	Director	Long-term investments	17, 477	174, 769	5. 46%	(23, 088)	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	452, 173	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27, 932	140, 534	2. 28%	196, 642	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Kaohsiung Rapid Transit Corp.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	14,286	$ 142,860	2.00%	$ 137,980	—
	Stock	New Century Info-comm . Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	42,400	424,000	0.89%	424,000	—
	Stock	Wisdom Distribution Service Corp. etc.	A subsidiary of President Chain Store Corp. (accounted by equity method) etc.	Long-term investments	—	718,965	0.02%~ 100.00%	642,515	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	788	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	1	(1,948,526)	100.00%	(1,948,525)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,893	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	452,173	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	149,548	—
	Stock	Tove Can Corp. etc.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method) etc.	Long-term investments	—	141,877	0.02%~ 100.00%	142,064	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	14,000	—	11,672	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—	38,015	—	12,142	—
President Information Corp.	Stock	James Bond Fund etc.	—	Short-term investments	—	45,041	—	42,115	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US$	55,891	—	US$	44,700	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	5,349	100.00%	US	5,437	—
	Stock	Shanghai Fwuso Tai Industry Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3,150	100.00%	US	4,278	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2,921	50.00%	US	2,985	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7,729	10.00%	US	7,855	—
	Stock	Fuchou President Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	5,244	6.67%~ 100.00%	US	3,789	—
Hong Kong President Holdings Ltd.	Stock	Prospect Top Development Ltd.	A subsidiary of Hong Kong President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	769	20.00%	US	769	—
Nella Limited	Stock	Tunnel International Marketing Corp.etc	A subsidiary of Nella Limited (accounted by equity method) etc.	Long-term investments	—	HKD	956	9.00%~ 100.00%	HKD	956	—

					September 30, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$400, 622	100. 00%	RMB$ 441, 532	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 387, 170	100. 00%	RMB 226, 381	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 279, 669	100. 00%	RMB 295, 248	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 191, 006	100. 00%	RMB 145, 929	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 163, 980	100. 00%	RMB 174, 465	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 127, 684	100. 00%	RMB 39, 458	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$121, 447	100. 00%	RMB$ 121, 681	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 108, 192	100. 00%	RMB 107, 762	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 81, 543	100. 00%	RMB 81, 782	—
	Stock	Leshan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 79, 307	100. 00%	RMB 79, 414	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 107, 036	94. 49%	RMB 41, 459	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 94, 692	80. 00%	RMB 88, 802	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB$ 47, 448	78. 25%	RMB$ 14, 058	–
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB$ 40, 164	55. 00%	RMB$ 73, 583	–
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	–	Long-term investments	–	RMB 733	15. 00%	RMB 2, 503	–
Lien Yi Enterprises Corp.	Stock	Hisch Tung Food Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	–	6, 307	16. 16%~ 21. 00%	6, 307	–
Jian Hua Enterprises Corp.	Stock	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	95	1, 307	3. 16%	1, 307	
President International Investment (BVI) Holdings Ltd.	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	39, 000	US 49, 650	50. 00%	US 48, 750	–
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	–	Long-term investments	–	US 35, 100	30. 00%	US 35, 100	–
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US 5, 406	25. 00%	US 7, 656	–

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	5,320	US$	5,296	22.17%	US$	4,729	—
	Stock	Aurora Imaging Technology, Inc.	—	Long-term investments	1,250	US	3,750	17.24%	US	3,963	—
	Stock	RF Integrated Corporation	—	Long-term investments	4,000	US	4,000	10.00%	US	4,000	—
	Stock	Impax Laboratories, Inc.	—	Long-term investments	85	US	8,500	9.50%	US	8,500	—
	Stock	Global Strategic Invet.	—	Long-term investments	3,000	US	3,000	3.75%	US	2,988	—
	Stock	Accuary Inc.	—	Long-term investments	4,833	US	11,500	2.79%	(US	1,547)	—
	Stock	Presiclerc Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US	12,377	0.30%~ 47.50%	US	14,346	—
President Life Science Co., Ltd.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—		233,668	—		241,838	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	17,700		559,258	100.00%		564,899	—
		Origene Technologies, Inc.	—	Long-term investments	1,930		198,100	12.58%		11,804	—
		Athersys Inc.	—	Long-term investments	635		312,787	3.43%		52,944	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—		213,125	0.51%~ 96.25%		119,217	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Medical Technologies Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	268	$ 3,647	—	$ 3,676	—
President Logistics International Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	976	13,630	—	13,672	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 18,531	100%.00	US 18,531	—
	Stock	President Coffee (Cayman) Holdings Ltd. etc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,687	50.00%	US 1,687	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	182,919	—	121,516	—
	Stock	Acer Peripherals, Inc.	—	Short-term investments	964	60,633	—	11,475	—
President Direct Marketing Corp.	Beneficiary Certificates	Prudential Financial Return Fund etc.	—	Short-term investments	—	56,529	—	43,182	—
Capital Inventory Service Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	40,419	—	41,479	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	2,294	29,000	—	29,164	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	105,000	—	105,182	—
President Drugstore Business Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	2,709	37,768	—	37,920	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	776	10,860	—	10,877	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 5,051	100.00%	US 5,051	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)		Book value	Percentage of ownership		Market value	Note
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	2,582	100.00%	US$	2,582	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US	232	100.00%	US	232	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	25,629	88.58%	US	25,629	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	16,745	87.93%	US	16,745	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	500	50.00%	RMB	500	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	19,920	100.00%	RMB	19,920	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	499	50.00%	RMB	500	—
President Life Science Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1,000	US	6,180	3.02%	US	2,479	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Aura Oncology Systems Inc.	A subsidiary of President Life Science Cayman Co.,Ltd. (accounted by equity method)	Long-term investments	4, 186	US$ 4, 186	29. 99%	US$ 683	—
	Stock	Plantaceutica Inc.etc.	A subsidiary of President Life Science Cayman Co.,Ltd. (accounted by equity method) etc.	Long-term investments	—	US 6, 457	4. 90%~25. 00%	US 6, 077	—
President Chain Store (Labuan) Holdings Ltd.	Stock	Philippine Seven Corp.	A subsidiary of President Chain Store (Labuan) Holdings Ltd. (accounted by equity method)	Long-term investments	119, 575	US 18, 506	50. 40%	US 18, 506	—
President Coffee (Cayman) Holdings Ltd.	Stock	Shanghai President Coffee Corp.	A subsidiary of President Coffee (Cayman) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2, 427	100. 00%	US 2, 427	—
PhilpPine Seven Corp.	Stock	Convenience Distrbution Inc.	A subsidiary of Philppine Seven Corp. (accounted by equity method)	Long-term investments	1, 500	PESO 17, 630	100. 00%	PESO 17, 630	—
	Stock	Store Sites Holdings Inc.	A subsidiary of Philppine Seven Corp. (accounted by equity method)	Long-term investments	40	PESO 43, 071	40. 00%	PESO 43, 071	—
President Energy Development (Cayman) Ltd.	Stock	Tung Ting Gas Corporation	The Subsidiary of President International Development Corp. is its director	Long-term investments	40, 416	421, 093	7. 75%	371, 019	—
Cayman Fujian Ton Yi Industrial Holdings Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Fujian Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 28, 920	83. 58%	US 28, 920	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	September 30, 2001			
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value
Cayman Jiagsu Ton Yi Industrial Holdings Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Jiagsu Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$ 19,061	82.86%	US$ 19,061

(Note 1) 33,400 thousands shares of the outstanding common stock with market value of $415,162 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $98,065 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 65,860 thousands shares of the outstanding common stock with market value of $818,640 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 4) 14,300 thousands shares of the outstanding common stock with market value of $58,343 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 5) 3,813 thousands shares of the outstanding common stock with market value of $145,070 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 6,597 thousands shares of the outstanding common stock with market value of $35,559 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 1,400 thousands shares of the outstanding common stock with market value of $30,044 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 8) 149,994 thousands shares of the outstanding common stock with market value of $1,517,637 were used as collaterals for issuance of commercial papers of of President International Development Corp.

(Note 9) 39,100 thousands shares of the outstanding common stock with market value of $646,365 were used as collaterals for issuance of commercial papers President International Development Corp.

(Note 10) 55,400 thousands shares of the outstanding common stock with market value of $596,884 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 24,400 thousands shares of the outstanding common stock with market value of $258,623 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 252,000 thousands shares of the outstanding common stock with market value of $2,520,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 450 thousands shares of the outstanding common stock of Everspring Industry Co., Ltd. with market value of $9,395, the 600 thousands shares of common stock of Macronix International Co., Ltd. with market value of $12,006 and the 1,826 thousands shares of common stock of Compal Electronics Inc. with fair value of $50,203 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 1 thousands shares of the outstanding common stock with market value of ($4) were used as collaterals for issuance of commercial papers of President Asian Enterprises Inc.

(4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance Number of shares (in thousands)	Beginning balance Amount	Addition Number of shares (in thousands)	Addition Amount	Disposal Number of shares (in thousands)	Disposal Sale price	Disposal Book value	Disposal Gain (loss) from disposal	Other increase(decrease) Number of shares (in thousands)	Other increase(decrease) Amount	Ending balance Number of shares (in thousands)	Ending balance Amount
Uni-President Enterprises Corp.	Stock:															
	President Chain Store Corp.	Long-term investments	—	—	273,674	$ 5,334,194	—	$ —	(31,583)	$ 2,302,165	($ 626,066)	$1,676,099	36,314	($ 174,541)	278,405	$ 4,533,587
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note1)	(Note1)	28,750	287,580	20,000	239,600	—	—	—	—	—	—	48,750	527,100
	Uni-President Cold-Chain Corp.	Long-term investments	(Note1)	(Note1)	9,900	109,289	—	—	(7,140)	185,578	(89,296)	96,282	2,000	41,520	4,760	61,513
	Retail Support International Corp.	Long-term investments	(Note2)	(Note2)	8,160	120,605	—	—	(6,200)	237,180	(84,252)	152,928	2,040	19,500	4,000	55,853
	President Musashino Corp.	Long-term investments	(Note1)	(Note1)	5,940	48,037	4,500	4,500	(10,440)	114,495	(94,927)	19,568	—	1,890	—	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates:															
	TIIM Bond Fund	Short-term investments	—	—	—	—	9,885	125,900	(8,826)	112,415	(112,800)	(385)	—	—	1,059	13,100
	Stock:															
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	—	13,160	381,812	11,508	384,589	—	—	—	—	—	(22,810)	2,4668	743,591
President International Trade and Investment Corp.	Stock:															
	Uni-President (USA) Inc.	Long-term investments	Capital increase	—	120	US 8,542	30	US 3,000	—	—	—	—	—	(US 1,044)	150	US 10,498
Cayman President Holdings Ltd.	Beneficiary Certificates:															
	Genesis Special Growth Fund	Short-term investments	—	—	—	—	3	US 29,722	—	US 200	(US 177)	US 23	—	—	3	US 29,545

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	ABN Capital Protected Unit	Short-term investments	—	—	—	$ —	183	US$ 18,331	—	$ —	$ —	$ —	—	$ —	$ 183	US$ 18,331
	President Enterprises (China) Investment Co,. Ltd.	Long-term investments	Capital increase	—	—	US 258,392	—	US 8,000	—	—	—	—	—	US 10,413	—	US 276,805
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 12,805	—	US 5,000	—	—	—	—	—	(US 618)	—	US 17,187
	Guangazhou President Convenience Stores Co., Ltd.	Long-term investments	Capital increase	—	—	US 810	—	US 2,970	—		—	—	—	(US 396)	—	US 3,384
Nanlien International Corp.	Stock:															
	Retail Support International Corp.	Long-term investments	(Note3)	(Note3)	—	—	4,000	153,940	—	—	—	—	—	490	4,000	154,430
	President International Development Corp.	Long-term investments	(Note4)	(Note4)	—	—	10,000	102,800	—	—	—	—	—	—	10,000	102,800
President International Development Corp.	Stock:															
	Compal Electronics Inc.	Short-term investments	—	—	—	—	2,884	142,088	(1,080)	62,140	(57,185)	4,955	223	—	2,027	84,903
	Quanta Computer Inc.	Short-term investments	—	—	—	—	1,350	150,761	(1,350)	148,333	(150,761)	(2,428)	—	—	—	—
	Taiwan Semicondustor Manufacturing Co. Ltd.	Short-term investments	—	—	650	97,464	850	75,468	(1,500)	138,653	(172,932)	(34,279)	—	—	—	—
	Universal Scientific Industrial Co., Ltd.	Short-term investments	—	—	3,318	94,726	1,760	45,373	(5,078)	140,535	(140,099)	436	—	—	—	—
	President International Investment (BVI) Holding Ltd.	Long-term investments	Capital increase	—	86,000	3,029,155	32,450	1,111,268	—	—	—	—	—	(27,240)	118,450	4,113,183

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Tung Ting Gss Corporation	Long-term investments	Capital increase	–	19,875	$ 215,431	19,238	$ 192,375	–	$ –	$ –	$ –	–	$ –	39,113	$ 407,806
	Emerging Display Technologies Corp.	Long-term investments	Capital increase	–	–	–	3,275	114,625	(492)	19,646	(17,220)	2,426	–	–	2,783	97,405
	President Transnet Corp.	Long-term investments	(Note1)	(Note1)	10,500	68,300	–	–	10,500	113,479	(12,030)	101,449	–	(56,270)	–	–
Retail Support International Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	–	–	–	–	122,123	1,681,663	(109,159)	1,507,338	(1,504,239)	3,099	–	–	12,964	177,424
	Home Run Fund	Short-term investments	–	–	6,111	74,770	87,319	1,086,720	(91,225)	1,136,069	(1,133,490)	2,579	–	–	2,205	28,000
Uni-President Cold-Chain Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	–	–	3,099	41,735	90,768	1,251,000	(86,720)	1,194,508	(1,192,866)	1,642	–	–	7,147	99,869
	Prudential Bond Fund	Short-term investments	–	–	1,219	16,511	46,208	639,000	(45,692)	631,878	(631,134)	744	–	–	1,735	24,377
	Yuanda Duo Li II Fund	Short-term investments	–	–	–	–	13,327	175,000	(11,819)	155,136	(155,000)	136	–	–	1,508	20,000
	Yuanda Duo Li Fund	Short-term investments	–	–	1,191	17,342	26,869	397,500	(28,060)	415,299	(414,842)	457	–	–	–	–
	Ta-chong Bond Fund	Short-term investments	–	–	–	–	25,086	290,000	(25,086)	290,292	(290,000)	292	–	–	–	–
President Chain Store Corp.	Beneficiary Certificates:															
	TIIM Bond Fund	Short-term investments	–	–	–	–	155,201	1,960,000	(123,887)	1,565,173	(1,560,000)	5,173	–	–	31,314	400,000
	TIIM High Yield Fund	Short-term investments	–	–	–	–	24,770	269,000	–	–	–	–	–	–	24,770	269,000
	James Bond Fund	Short-term investments	–	–	–	–	64,118	886,242	(53,473)	735,534	(737,242)	1,292	–	–	10,645	149,000

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Solomon Bond Fund	Short-term investments	—	—	4,926	$ 50,000	32,852	$ 339,000	(24,382)	$ 249,726	($ 249,000)	$ 726	—	$ —	13,396	$ 140,000
	Home Run Fund	Short-term investments	—	—	—	—	49,582	623,000	(41,790)	525,305	(524,000)	1,305	—	—	7,792	99,000
	Sheng Hua 1699 Bond Fund	Short-term investments	—	—	19,454	210,000	151,559	1,668,000	(171,013)	1,884,724	(1,878,000)	6,724	—	—	—	—
	Asia-Pacific Bond Fund	Short-term investments	—	—	6,301	70,000	130,251	1,473,000	(136,552)	1,546,374	(1,543,000)	3,374	—	—	—	—
	Capital Safe income Fund	Short-term investments	—	—	—	—	90,628	1,184,000	(90,628)	1,186,484	(1,184,000)	2,484	—	—	—	—
	Trustwell Bond Fund	Short-term investments	—	—	—	—	104,065	1,175,000	(104,065)	1,177,585	(1,175,000)	2,585	—	—	—	—
	Barits Bond Fund	Short-term investments	—	—	—	—	70,359	769,000	(70,359)	771,137	(769,000)	2,137	—	—	—	—
	Tai-Yu Long River Bond Fund	Short-term investments	—	—	—	—	61,698	649,000	(61,698)	651,102	(649,000)	2,102	—	—	—	—
	Polaris De-li Fund	Short-term investments	—	—	—	—	38,934	525,000	(38,934)	530,386	(525,000)	5,386	—	—	—	—
	Phoenix Bond Fund	Short-term investments	—	—	—	—	38,703	515,000	(38,703)	518,529	(515,000)	3,529	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	—	—	30,914	429,000	(30,194)	430,283	(429,000)	1,283	—	—	—	—
	NITC Taiwan Bond Fund	Short-term investments	—	—	—	—	33,830	428,000	(33,830)	428,982	(428,000)	982	—	—	—	—
	Jih Sun Bond Fund	Short-term investments	—	—	—	—	28,546	350,000	(28,546)	350,825	(350,000)	825	—	—	—	—
	The Forever Fund	Short-term investments	—	—	—	—	20,451	259,000	(20,451)	260,211	(259,000)	1,211	—	—	—	—
	Ta-chong Bond Fund	Short-term investments	—	—	—	—	21,824	249,000	(21,824)	249,296	(249,000)	296	—	—	—	—
	Taiwan Bond OAM Fund	Short-term investments	—	—	—	—	22,315	230,000	(22,315)	230,271	(230,000)	271	—	—	—	—

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Union Bond Fund	Short-term investments	—	—	—	$ —	19,631	$ 210,000	(19,631)	$ 210,150	($ 210,000)	$ 150	—	$ —	—	$ —
	Shinkong Chi-Shin Fund	Short-term investments	—	—	—	—	14,595	189,000	(14,595)	189,763	(189,000)	763	—	—	—	—
	Taiwan Chi-Shin Fund	Short-term investments	—	—	15,913	200,000	12,941	179,000	(28,854)	380,219	(379,000)	1,219	—	—	—	—
	Stock:															
	President Musashino Corp.	Long-term investments	(Note3)	(Note3)	5,940	48,089	23,940	249,840	—	—	—	—	—	(203)	29,880	297,726
	Uni-President Cold Chain Corp.	Long-term investments	(Note3)	(Note3)	5,940	73,905	8,340	186,137	—	—	—	—	—	36,193	14,280	296,235
	Dayeh Takashimaya Department Store Inc.	Long-term investments	(Note6)	—	—	—	20,000	270,000	—	—	—	—	—	—	20,000	270,000
	President Transnet Corp.	Long-term investments	(Note5)	(Note5)	12,250	79,683	27,350	286,730	—	—	—	—	—	(114,388)	39,600	252,025
	President Drugstore Buniness Corp.	Long-term investments	New establishment	—	19,800	69,226	—	120,000	—	—	—	—	—	(18,327)	19,800	170,899
	Uni-President Takashimaya Co., Ltd.	Long-term investments	New establishment	—	—	—	12,500	125,000	—	—	—	—	—	—	12,500	125,000
	Books. Com	Long-term investments	New establishment	—	—	—	10,000	100,400	—	—	—	—	—	(62,468)	10,000	37,932
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note3)	(Note3)	20,000	200,000	—	—	(20,000)	238,881	(200,000)	38,881	—	—	—	—
Kai Yu Investment (BVI) Co., Ltd.	Stock:															
	Beijing President Drinks Co., Ltd.	Long-term investments	Capital increase	—	—	—	—	US 5,000	—	—	—	—	—	US 349	—	US 5,349
	Shanghai Fwuso Tai Industry Co., Ltd.	Long-term investments	—	—	—	—	—	US 3,208	—	—	—	—	—	(US 58)	—	US 3,150

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
President International Investment (BVI) Holdings Ltd.	Stock:															
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	$ —	—	US$ 35,100	—	$ —	$ —	$ —	—	$ —	—	US$ 35,100
	President Energy Development (Cayman Island) Ltd.	Long-term investments	New establishment	—	—	—	5,320	US 5,320	—	—	—	—	—	(US 24)	5,320	US 5,296
	RF Integrated Corp.	Long-term investments	New establishment	—	—	—	4,000	US 4,000	—	—	—	—	—	—	4,000	US 4,000
President Life Science Co., Ltd.	President Life Sciences Cayman Co., Ltd	Long-term investments	New establishment	—	13,260	438,636	4,440	149,572	—	—	—	—	—	(28,950)	17,700	559,258
President Information Corp.	Beneficiary Certificate:															
	James Bond Fund	Short-term investments	—	—	2,530	34,075	11,768	162,000	(13,008)	178,803	(178,130)	673	—	—	1,290	17,945
President Energy Development (Cayman Island Ltd.)	Stock:															
	Tung Ting Gas Corporation	Long-term investments	Capital increase	—	20,538	222,306	19,878	198,787	—	—	—	—	—	—	40,416	421,093

(Note 1) The transation party is President Chain Store Corp., which is a subsidiary accounted by equity method.

(Note 2) The transation party are President Chain Store Corp. and Nanlien International Corp., which are subsidiaries accounted by equity method.

(Note 3) The transation party is Uni-President Enterprises Corp. (the Company)

(Note 4) The transation party is Tung Ho Development Co., Ltd., which is a subsidiary accounted by equity method.

(Note 5) The transation parties are Uni-President Enterprises Corp. (the Company) and President Internation Development Corp. (subsidiary accounted by equity method of the Company)

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None.

(6) Disposal of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Name of the Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) form disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	other commitments
Uni-President Enterprise Corp.	*Land and Buildings*	*6/28/2001*	*12/15/1999*	*$ 195, 729*	*$ 196, 721*	$100,000 *was paid* when signing the contract and $96,721 would be paid on August 31,2001	$ 992	Uni-President Cold-Chain Corp.	*Subsidiary* accounted by equity method	*For related* parties to enlarge operation site.	*Refer to expertise* report and sell at negotiated price	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the Counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchase	$ 581, 241	4%	One month	—	—	($ 74, 867)	(5)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchase	454, 939	3%	Close its account at the end of each month, and pay within one week with post dated checks due in 30-45 days	—	(Note 1)	(46, 343)	(3)	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchase	283, 990	2%	One month	—	—	(15, 203)	(1)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchase	189, 654	1%	15 days	—	(Note 1)	(39, 556)	(3)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchase	132, 440	1%	50 days	—	(Note 1)	(14, 140)	(1)	—
	Uni-President Cold Chain Corp.	Subsidiary accounted by equity method	(Sales)	(2, 811, 834)	(12%)	20 days within the end of each month	—	(Note 2)	289, 968	6	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Retail Support International Corp.	Subsidiary accounted by equity method	(Sales)	($ 1, 819, 082)	(7%)	56 days after sales	—	(Note 2)	$ 225, 821	5	—
	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(1, 651, 201)	(7%)	Within 20 days after previous month	—	(Note 2)	294, 696	6	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(1, 362, 746)	(6%)	77 days after sales	—	(Note 2)	493, 305	10	—
	Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	(624, 295)	(3%)	Within 20 days after previous month	—	(Note 2)	72, 343	2	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(573, 338)	(2%)	77 days after sales	—	(Note 2)	143, 311	3	—
	Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(477, 147)	(2%)	20 days after sales	—	(Note 2)	30, 141	1	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	(410, 296)	(2%)	10 days after sales	—	(Note 2)	38, 269	1	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	($ 393,014)	(2%)	one month after sales	—	(Note 2)	$ 113,532	2	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(355,937)	(1%)	12 day after sales	—	(Note 2)	104,813	2	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(295,286)	(1%)	12 day after sales	—	(Note 2)	86,716	2	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(288,362)	(1%)	12 day after sales	—	(Note 2)	35,823	1	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(190,209)	(1%)	12 day after sales	—	(Note 2)	53,422	1	—
	Tung-Tse Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(173,968)	(1%)	12 day after sales	—	(Note 2)	59,011	1	—
	Tung-Jing Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(153,054)	(1%)	12 day after sales	—	(Note 2)	10,285	—	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Lie Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 143,455)	(1%)	12 day after sales	—	(Note 2)	$ 12,340	—	—
	Tung-Po Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(141,861)	(1%)	12 day after sales	—	(Note 2)	10,853	—	—
	Lien Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(139,299)	(1%)	12 day after sales	—	(Note 2)	8,399	—	—
	Gean Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(124,707)	(1%)	12 day after sales	—	(Note 2)	10,490	—	—
	Tung Lin Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(124,253)	(1%)	12 day after sales	—	(Note 2)	11,027	—	—
	Lien Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(121,478)	(1%)	12 day after sales	—	(Note 2)	8,671	—	—
	Xin Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(121,352)	(1%)	12 day after sales	—	(Note 2)	37,618	1	—
	Yuan Hsin Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(120,652)	(1%)	12 day after sales	—	(Note 2)	9,715	—	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	(Sales)	($ 118,055)	—	one month after sales	—	(Note 2)	$ 11,436	—	—
	Chi Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(117,347)	—	12 day after sales	—	(Note 2)	8,109	—	—
	Shang Chan Food Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(112,382)	—	12 day after sales	—	(Note 2)	10,814	—	—
Nanlien International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(308,607)	(8%)	12～45 days	—	—	43,965	12	—
	Presicarre Corp.	Subsidiary accounted by equity method	(Sales)	(198,123)	(4%)	12～45 days	—	—	43,073	12	—
	Lien You Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(132,611)	(3%)	12～45 days	—	—	7,559	2	—
	Lien Song Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(122,582)	(3%)	12～45 days	—	—	7,393	2	—
	Lien Bai Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(122,406)	(3%)	12～45 days	—	—	10,471	3	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
Retail Support International Corp.	Uni-President Enterprises Corp.	The company	Purchases	$ 1,819,082	14%	15~30 days	—	—	($ 225,821)	(10)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(11,778,930)	(95%)	15~40 days	—	—	2,080,588	92	—
	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	(Sales)	(261,708)	(2%)	30~60 days	—	—	16,149	1	—
	President Pharmaceutial Corp.	Subsidiary accounted by equity method	(Sales)	(140,069)	(1%)	45 days	—	—	77,346	4	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	11,778,930	34%	15~40 days	(Note 3)	—	(2,080,588)	(41)	(Note 5)
			(Other income)	(100,206)	(14%)	15~40 days	(Note 4)	—	6,144	3	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	5,047,762	15%	15~30 days	(Note 3)	—	(690,670)	(14)	—
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	2,032,601	6%	15~25 days	(Note 3)	—	(196,885)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1,651,201	5%	15~30 days	(Note 4)	—	(294,696)	(6)	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	$ 435,587	1%	15 days	(Note 4)	—	($ 54,061)	(1)	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchases	338,607	1%	15～20 days	(Note 4)	—	(43,965)	(1)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	(Sales)	(2,493,151)	(26%)	the same as regular	—	—	1,729,068	61	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	(Sales)	(205,250)	(3%)	the same as regular	—	—	34,270	1	—
	TTET Union Corp	Subsidiary accounted by equity method	(Sales)	(143,084)	(2%)	the same as regular	—	—	12,233	—	—
	Uni-President Enterprise Corp.	The Company	(Sales)	(132,440)	(1%)	the same as regular	—	—	14,140	1	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	A investor of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Purchase	US 77,764	100%	—	—	—	(US 50,977)	(100)	—

Purchase / sales company	Name of the Counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	(Sales)	(US$ 35, 468)	(50%)	—	—	—	US$ 19, 303	47	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	(Sales)	(US 32,340)	(46%)	—	—	—	US 20, 591	50	—
Hong Kong Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	A investor of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Purchase	US 6,198	100%	—	—	—	(US 1, 013)	(100)	—
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	A investor of Fujian Ton Yi Industrial Holdings Ltd.	Purchase	US 35,468	87%	—	—	—	(US 19, 303)	(98)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	A investor of Jiangsu Ton Yi Industrial Holdings Ltd.	Purchase	US 32,340	86%	—	—	—	(US 20, 591)	(95)	—
Guangzhou President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 42, 491	41%	—	—	—	(RMB10, 486)	(14)	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 37,317	38%	—	—	—	(RMB 3, 260)	(15)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the Counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Kunshan President Enterprises Food Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB$ 42, 491)	(13%)	—	—	—	RMB$10, 486	9	—
	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 37, 317)	(11%)	—	—	—	RMB 9, 007	8	—

(Note 1): The term of payment to regular suppliers is within one month, it depends on the company's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold-Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): Insignificant difference.

(Note 5): Prepaidment for phone cards of $78,409 to Retail Support International Corp. at September 30, 2001.

(8) Receivables form related parties exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

The name of the company	Name of the counterparties	Relationship with the Company	Ending balance Accounts	Ending balance Amount	Turnover rate	Receivables postponed Amount	Receivables postponed Resolution	Subsequent receipt	Provison for doubtful accounts
Uni-President Enterprises Corp.	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivables	$ 493, 305	3. 39	$ —	—	$ 81, 826	$ —
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivables	289, 968	11. 78	—	—	—	—
			Other Receivables	1, 398	—	—	—	1, 398	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivables	294, 696	3. 65	—	—	—	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Notes Receivables and Accounts Receivables	225, 821	8. 52	—	—	10, 139	—
			Other Receivables	877	—	—	—	877	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Notes Receivable and Accounts Receivables	143, 311	4. 96	—	—	64, 466	—
			Other Receivables	2, 411	—	—	—	2, 411	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivables	113, 532	4. 03	—	—	—	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivables	104, 813	3. 71	—	—	33, 846	—
			Other Receivables	1, 521	—	—	—	1, 521	—

The name of the company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts	Amount		Amount	Resolution		
Retail Support International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	$ 2,080,588	6.71	—	—	$ —	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Accounts Receivable	1,729,068	2.66	—	—	—	47,538
			Other Receivables	628,026	—	—	—	—	—
President International Investment (BVI) Holdings Ltd	Xiang Lu Industrial Ltd.	A director of it is the general manager of the Company	Other Receivables	US 8,509	—	—	—	—	—
	Uni-Splender Corp.	A subsidiary of Uni-Home Tech Corp. (accounted by equity method)	Other Receivables	US 4,972	—	—	—	—	—
	Presi Clerc Limited	A subsidiary of President International Investment(BVI) Hokdings Ltd. (accounted by equity method)	Other Receivables	US 4,750	—	—	—	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US 19,303	3.31	—	—	—	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US 20,591	3.01	—	—	—	—

The name of the company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts	Amount		Amount	Resolution		
	Hong Kong Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US$ 5, 209	—	—	—	$ —	—

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. — Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	September 30,2001		
	Contract amount		
Derivative financial instrument	(Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	50, 000	$ —
Forward Foreign Exchange Contracts	USD$	10, 000	—

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward foreign exchange contracts

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Recognization of gain or loss

There had no gain or loss incurred from derivative financial instruments for the nine months ended September 30,2001.

f. Fair value of the derivative financial instruments

Derivative financial instruments	September 30,2001 Book Value		Fair Value	
Interest Rate Swap Contracts	USD	–	(USD$	3, 351)
Forward Foreign Exchange Contracts	USD	–	(USD$	66)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	September 30,2001 Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts－USD	US$	73, 650	$	63, 000
Advance Purchase Forward Foreign Exchange Contracts－JPY/USD	JPY	200, 000		1, 600
Advance Booking Forward Foreign Exchange Contracts－JPY/USD	JPY	1, 320, 000		4, 500
Foreign Currency Option－USD	US	122, 800		–
Foreign Curreney Option－JPY	JPY	300, 000		–
Currency Swap Contract－USD/NTD	US	110, 147		81, 160
	NTD	3, 715, 252		–
Currency Swap Contract－JPY/USD	JPY	1, 185, 000		–
	US	9, 745		–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The company estimated that before March 13, 2002,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $76,550 and JPY$200,000, and cash outflows of $2,475,499. Before August 21, 2002, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of JPY$1,320,000 and cash outflow of US$11,173.

The company estimated that before July 25, 2003, the Currency Swap Contract will generate cash inflows of US$119,892 and cash outflows of $3,715,252 and JPY $1,185,000.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange September 30,2001	
Advance Purchase Forward Foreign Exchange contract－USD	$ 63, 000	(Note1)
Advance Purchase Forward Foreign Exchange contract－JPY/USD	1, 600	(Note2)
Advance Booking Forward Foreign Exchange contract－JPY/USD	4, 500	(Note3)
Foreign Currency Option－USD	3, 900	(Note4)
Foreign Currency Option－JPY	700	(Note4)
Currency Swap Contract－USD/NTD	81, 160	(Note5)
Currency Swap Contract－JPY/USD	(8, 900)	(Note6)

(Note1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $63,000 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium of $786 is recorded as other current liabilities, and the exchange gain of $62,388 is recorded as non-operating revenue.

(Note2) The net receipts in Advance Purchase Forward Foreign Exchange Contract－JPY is $1,600 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium of $186 is recorded as decrease of other current liabilities, and the exchange gain of $2,484 is recorded as non-operating revenue.

(Note3) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY is $4,500 are recorded as prepayments and other current assets. The Advance Booking Forward Foreign discount of $6,800 is recorded as decrease of other current liabilities, and the exchange loss of $1,765 is recorded as decrease of non-operating revenue.

(Note4) Royalty income is recorded as non-operating revenue.

(Note5) The net receipts on Currency Swap Contract－USD/NTD of $81,160 are recorded as prepayments and other current assets of $1,000 and other assets of $80,160, respectively, and the exchange gain of $1,000 and $80,160 are recorded as non-operating revenue and cumulative translation adjustments, respectively.

(Note6) The net receipts on Currency Swap Contract－JPY/NTD of $8,900 are recorded as prepayments and decrease of other current assets, respectively, and the exchange loss of $8,900 is recorded as decrease of non-operating revenue.

f. Fair value of derivative financial instruments.

Derivative financial instruments	September 30,2001 Book Value	September 30,2001 Fair Value
Advance Purchase Forward Foreign Exchange Contract－USD	$ 63, 000	$ 63, 000
Advance Purchase Forward Foreign Exchange Contract－JPY/USD	1, 600	1, 600
Advance Booking Forward Foreign Exchange Contract－JPY/USD	4, 500	4, 500
Foreign Currency Option－USD	－	3, 900
Foreign Currency Option－JPY	－	700
Currency Swap Contract－USD/NTD	81, 160	81, 160
Currency Swap Contract－JPY/USD	(8, 900)	(8, 900)

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD$	43, 860	$ －
		JPY	5, 000, 000	

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract were offseted. As of September 30, 2001, net liabilities to US$2,047 resulted from the Currency Swap Contract were recorded as other current liabilities.

f. Fair value of the financial instruments.

Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 2, 047)	(US$ 2, 047)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the. amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2. Related information on investees (Units in thousands of currencies indicated):

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
Uni-President Enterprise Corp.	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	$ 3,200,000	$ 3,200,000	320,000	100.00%	$ 1,814,204	($ 134,197)	($ 134,200)	Subsidiary
	President International Trade and Investment Corp.	Tortola, British Virgin Island	Investments on manufacturing business	218,730	218,730	12	100.00%	1,704,979	(86,007)	(86,090)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	349,728	(32,698)	6,769	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A.	Instant noodles and juice can importation	147,250	147,250	500	100.00%	344,499	22,013	21,590	Subsidiary
	Cayman President Holdings Ltd.	Grand Cayman, Cayman Island	Investments on manufacturing business	3,209,479	3,209,479	100,060	100.00%	292,066	(92,007)	(90,510)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	246,952	489	(7,650)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	876,718	110,142	6,866	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	818,617	(9,704)	(5,990)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,852,767	(721,690)	(505,624)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of fat	40,808	40,808	6,120	51.00%	106,810	41,133	19,500	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land development	1,500,000	1,500,000	150,000	50.00%	1,409,665	(22,185)	(11,090)	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
	President Kikkoman Inc.	Tainan Hsien	Manufacturing of soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 136,070	$ 49,522	$ 23,910	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturing and sale of tinplates	8,737,720	8,737,720	652,106	43.34%	7,385,114	(271,666)	(316,256)	—
	President Chain Store Corp.	Taipei City	Investments and operations of supermarket	2,616,112	2,957,408	278,405	40.14%	4,533,587	1,425,449	77,045	—
	Presicarre Corp.	Taipei City	General merchandise	277,613	277,613	114,833	40.00%	2,774,408	1,213,897	475,630	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	121,824	121,824	24,926	32.31%	272,830	24,273	7,040	—
	Tung Ho Development Co., Ltd	Taipei City	Leisure club	54,277	54,277	27,106	31.30%	245,017	(226,038)	(68,540)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	473,874	471,266	33,681	30.78%	418,940	(4,538)	(7,712)	—
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	315,066	315,066	44,535	29.51%	577,393	247,486	60,828	—
	Qware Systems & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	177,298	(6,563)	(2,478)	—
	President Securities Corp.	Taipei City	Trading securities	2,191,824	2,191,824	287,633	23.47%	3,407,952	97,223	24,691	—
	Ztong Yee Industrial Co., Ltd.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	169,482	117,283	21,910	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	10.36%	2,351,351	293,211	43,400	—
	Tone Sang Constmation Corp. etc.	Tainan Hsien etc.	Construction of buildings etc.	1,678,830	2,105,750	—	7.14%~ 100.00%	692,012	(457,748)	(198,067)	Subsidiary
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola,British Virgin Island	Investments on manufacturing business	803,062	643,147	24,668	100.00%	743,591	(22,624)	—	Indirect owned subsidiary
	Century Quick Service Restaurant Co., Ltd	Taipei City	Instant food.	495,187	495,187	14,250	75.00%	149,289	54,229	—	Indirect owned subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
	Uni-PresidentVender Corp.etc.	Taipei Hsien etc.	Sale of food and drinks. etc	$ 66,000	$ 71,000	—	60.00%~100.00%	$ 74,694	$ 6,224	—	Indirect owned subsidiary
President International Trade and Investment corp.	Uni-President (USA) Inc.	City of Industry, CA, U.S.A	Instant noodles.	US 13,765	US 13,765	150	100.00%	US 10,498	(US 1,062)	—	Indirect owned subsidiary
	Shanghai President Internstional Food Co., Ltd. etc.	Shanghai City etc.	Biscuits, bread, etc.	US 26,215	US 26,215	—	100.00%	US 4,933	(US 1,145)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Trading securities	601,180	601,180	29,109	2.38%	537,988	97,223	—	—
Cayman President Holdings Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Investments holdings	US 248,160	US 35,000	—	100.00%	US 276,805	US 114,490	—	Indirect owned subsidiary
	Uni-President (Vietnam) Co., Ltd.	Ho Chi Minh City, Vietnam	Food, flour, fats etc.	US 18,000	US 13,000	—	100.00%	US 17,187	(US 267)	—	Indirect owned subsidiary
	Hong Kong President Holdings Ltd.	Hong Kong	Investments holdings	US 10,349	US 10,349	80,000	100.00%	(US 45,587)	(US 5,774)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Jiangsu Province Zhangjiagang City	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,064	US 98	—	Indirect owned subsidiary
	PT ABC President Enterprises Indonesia.	Jakata, Indonesia	Instant noddles	US 7,600	US 6,581	6,524	47.41%	US 6,138	US 1,667	—	—
	Queen Holding (BVI) Limited	Rancho Cucamonga, CA, U.S.A	Investments holdings	US 12,067	US 12,067	5	45.40%	US 14,286	US 1,863	—	—
	PPG Investment, Inc.	Rancho Cucamonga, CA, U.S.A	Investments holdings	US 3,182	US 3,182	—	45.40%	US 3,153	(US 357)	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retails	US 13,191	US 13,191	—	45.00%	US 10,208	US 1,460	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retails	US 5,400	US 5,400	—	45.00%	US 6,138	US 1,412	—	—
	Guangazhou President Supermarket Co.,Ltd.	Guangazhou City	Warehouse & Wholesale	US 3,780	US 810	—	45.00%	US 3,384	(US 1,596)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
	President Energy Development (Cayman Island) Ltd.	Grand Cayman, Cayman Islands	Energy development	US$ 10,200	US$ 10,200	10,200	42.50%	US$ 8,661	(US$ 428)	$ —	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 23,581	US 3,436	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	General trading etc.	US 23,799	US 15,480	—	40.00%~ 100.00%	US 3,424	(US 1,119)	—	Indirect owned subsidiary
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A.	Manufacturing, processing and sale of food etc.	US 3,951	US 3,951	3	100.00%	US 3,951	US 370	—	Indirect owned subsidiary
	President East Co.etc.	New York, U.S.A. etc.	Real property development and investment etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 744	—	—	—
Nanlien International Corp.	Cayman Nanlien Holdings Ltd.	Grand Cayman, Cayman Island	Investments holdings	130,664	130,664	4,010	100.00%	100,889	(6,050)	—	Indirect owned subsidiary
	Retail Support International Corp.	Chung-Li City	Distribution center	153,480	—	4,000	20.00%	154,430	673,308	—	—
	Lien-Po Enterprises Corp. etc.	Taipei Hsien etc.	Sale of food etc.	969,018	736,179	—	20.00%~ 100.00%	1,047,876	457,263	—	Indirect owned subsidiary
President Natural Industrial Corp.	President Organics Co., Ltd.	Chung-Li City	Organic food	20,000	20,000	2,000	20.00%	9,227	(16,062)	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.	Tainan City	Manufacturing and maintance of elevator	1,000	1,000	100	99.99%	860	20	—	Indirect owned subsidiary
President International Development Corp.	President International Investment (BVI) Holdings Ltd.	Tortola, British Virgin Island	General investment	3,831,365	2,720,096	118,450	100.00%	4,113,183	(27,240)	—	Indirect owned subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instruments	1,500,000	1,500,000	150,000	100.00%	1,517,698	(40,070)	—	Indirect owned subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Manufacturing of glass	358,093	358,093	36,000	100.00%	292,179	(42,280)	—	Indirect owned subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land development	1,800,000	1,800,000	150,000	50.00%	1,725,578	(22,185)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
	President Entertainment Corp.	Tainan Hsien	Enterainment business	$ 1, 186, 008	$ 1, 186, 008	39, 534	38. 20%	$ 653, 539	($ 9, 704)	$ —	—
	SY Nergy Scientech Corp.	Hsinchu City	Manufacturing of lithium battery	692, 544	692, 544	55, 404	35. 07%	596, 927	(121, 040)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Taipei City	Tissue and sanitary towels	382, 122	348, 398	38, 814	23. 40%	411, 401	58, 700	—	—
	Tonpal Optoelectronics Inc.	Taipei City	Manufacturing of electronic material	3, 065, 626	3, 065, 626	279, 001	13. 81%	3, 113, 845	293, 211	—	—
	President Medical Technologies Co., Ltd. etc.	Taipei City etc.	Wholesale of precision Instruments etc.	557, 539	440, 026	—	7. 14%~ 50. 00%	284, 498	(678, 842)	—	—
Retail Support International Corp.	President Logistics International Corp. etc.	Chung-Li City etc.	Transportation business etc.	35, 000	25, 000	3, 500	58. 33%	37, 257	6, 176	—	Indirect owned subsidiary
	Retail Support Taiwan Corp.	Taipei City	Sale of food	17, 595	15, 300	1, 760	51. 00%	25, 303	11, 163	—	Indirect owned subsidiary
President Asian Enterprises Inc.	T&T Supermarket Inc.	Richmond, BC, Canada	Wholesaling	CAN 0. 5	CAN 0. 5	—	40. 00%	CAN 4, 913	CAN 3, 184	—	—
	President Canada Construction Inc. etc.	Burnaby, BC, Canada etc.	Real proprty development and investment etc.	CAN 0. 35	CAN 0. 35	—	100. 00%	CAN 8	(CAN 504)	—	Indirect owned subsidiary
President Chain Store Corp.	PCS (BVI) Holdings Ltd.	Tortola, British Virgin Island	Investments holdings	1, 031, 722	934, 642	32, 450	100. 00%	1, 027, 137	(54, 814)	—	Indirect owned subsidiary
	President Drugstore Business Corp.	Taipei City	General merchandise	396, 000	276, 000	19, 800	99. 99%	170, 899	(19, 543)	—	Indirect owned subsidiary
	Ren-Hui Investment Corp.	Taipei City	Investments holdings	198, 000	198, 000	19, 800	99. 99%	134, 154	(1, 580)	—	Indirect owned subsidiary
	President Transnet Corp.	Taipei Hsien	Sale and transportation of food	409, 230	70, 000	39, 600	80. 00%	252, 025	(253, 428)	—	Indirect owned subsidiary
	Mech-President Co., Ltd.	Tainan Hsien	Filling station and elevator	276, 940	191, 400	43, 759	66. 30%	149, 629	(12, 501)	—	Indirect owned subsidiary
	President Musashino Corp.	Taipei City	Cooking and development of food	309, 240	59, 400	29, 880	60. 00%	297, 726	8, 382	—	Indirect owned subsidiary
	Uni-President Cold-Chain Corp.	Tainan Hsien	Distribution center	237, 437	30, 000	14, 280	60. 00%	296, 235	121, 744	—	Indirect owned subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
	President Information Corp	Taipei City	Information consult	$ 100,264	$ 36,000	6,500	54.17%	$ 104,602	$ 18,305	$ —	Indirect owned subsidiary
	Uni-President Takashimaya Co., Ltd.	Taipei City	General merchandise	125,000	—	12,500	50.00%	125,000	—	—	—
	Retail Support Internation Corp.	Chung-Li City	Distribution center	91,414	7,000	3,691	25.00%	103,202	67,308	—	Subsidiary
	Wisdom Distribution Service Corp. etc.	Taipei City etc.	Distribution of magazines etc.	730,491	490,016	—	15.00%~ 100.00%	560,655	(89,747)	—	Indirect owned subsidiary
Ton Yi Industrial Corp.	Cayman Ton Yi Indstrial Holdings Ltd.	Grand Cayman, Cayman Island	Investment holdings	282	282	1	100.00%	(1,948,526)	(586,148)	—	Indirect owned subsidiary
	Tove Can Co., Ltd. etc.	Ho Chi Minh City, Vietna etc.	Manufucturing of cans etc.	62,307	55,740	—	39.99%~ 100.00%	108,081	14,941	—	Indirect owned subsidiary
Kai Yu Investment (BVI)Co., Ltd.	Beijing President Enterprises drinks & Food Co., Ltd.	Beijing City	Soft drinks	US 5,000	—	—	100.00%	US 5,349	RMB 3,599	—	—
	Shanghai Fwuso Tai Industry Co., Ltd.	Shangai City	Animal feeds	US 3,208	—	—	100.00%	US 3,150	(RMB 5,786)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,729	US 3,436	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce etc	US 3,000	—	—	50.00%	US 2,921	(RMB 1,043)	—	—
	Fuchou President Co., Ltd.etc.	Fujian Province Fuchou City etc.	Instant noodles etc.	US 6,640	US 2,000	—	6.67%~ 100.00%	US 5,244	(RMB 3,258)	—	—
Hong Kong President Holdings Ltd.	Prospect Top Development Ltd.	Hong Kong	Investment holdings	US 769	US 769	—	20.00%	US 769	—	—	—
Nella Ltd.	Tunnel International Marketing Corp.etc.	Trotoal, British Virgin Islands etc.	Sales etc.	HKD 3,827	HKD 3,827	—	80.00%~ 100.00%	(HKD 1,747)	(US 123)	—	—
President Enterprises (China) Investrment Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks.	RMB 331,112	RMB 289,72	—	100.00%	RMB 400,622	RMB 57,276	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
	Guangzhou President Enterprises Co., Ltd.	Guangazhou City	Oil, feed, instant noodles, soft drinks, dairy products, etc.	RMB$ 397, 300	RMB$ 372, 466	—	100. 00%	RMB$ 387, 170	(RMB$ 8, 670)	$ —	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks.	RMB 200, 359	RMB 200, 359	—	100. 00%	RMB 279, 669	RMB 41, 322	—	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province Chengdu Hsien	Meat, instant noodles, soft drinks.	RMB 165, 586	RMB 165, 586	—	100. 00%	RMB 191, 006	RMB 9, 440	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 190	RMB 124, 190	—	100. 00%	RMB$ 163, 980	RMB$ 4, 724	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcmgi City	Tomato products etc.	RMB 128, 304	RMB 128, 304	—	100. 00%	RMB 127, 684	(RMB 675)	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 181	RMB 124, 181	—	100. 00%	RMB 121, 447	(RMB 9, 427)	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99, 332	RMB 99, 332	—	100. 00%	RMB 108, 192	RMB 8, 865	—	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82, 791	RMB 82, 791	—	100. 00%	RMB 81, 543	RMB 2, 736	—	—
	Leshan President Feed & Oil Co., Ltd.	Sichuan Province Meishan Hsien	Animal feeds, vegetable oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 79, 307	(RMB 3, 496)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour.	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 107, 636	(RMB 1, 754)	—	—
	Qingdao President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry.	RMB 99, 332	RMB$ 99, 332	—	80. 00%	RMB$ 94, 692	(RMB 5, 780)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51, 818	RMB 51, 818	—	78. 25%	RMB 47, 448	(RMB 5, 568)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 40, 164	RMB 16, 389	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
Lien Yi Enterprises Corp.	Hiseh Tung Food Corp.	Kaohsiung City	Sales	$ 1, 050	$ 1, 050	105	21. 00%	$ 940	$ 677	$ —	—
President International Investment (BVI) Holdings Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Island	General Investment	US 39, 000	US 19, 000	39, 000	50. 00%	US 49, 650	US 2, 010	—	—
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Fujian Province Xiamen City.	Petrochemical	US 35, 100	US 11, 700	—	30. 00%	US 35, 100	—	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7, 433	STD 7, 433	7, 433	25. 00%	US 5, 406	(US 650)	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman Gayman Island	General Investment	US 5, 320	—	5, 320	22. 17%	US 5, 296	(US 428)	—	—
	Presiclerc Ltd. etc.	Guangdong Province Shantou City etc.	Surpermarket etc.	US 825	US 475	—	33. 33%～ 47. 50%	US 825	—	—	—
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance	565, 891	416, 319	17, 700	100. 00%	559, 258	(28, 950)	—	—
	President Biosystem Co., Ltd.	Taipei City etc.	Organism wafer etc.	99, 182	63, 182	—	22. 98%～ 96, 25%	92, 292	(3, 439)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	British Labuan Islands	Investments holdings	US 19, 910	—	19, 910	100, 00%	US 18, 531	(US 1, 192)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3, 000	US 3, 000	3, 000	50. 00%	US 1, 687	(US 982)	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6, 720	US 6, 720	—	100. 00%	US 5, 051	(US 601)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Sichuan Province Chengdu City	Manufacturing of can	US 7, 500	US 7, 500	—	100. 00%	US 2, 582	(US 219)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100. 00%	US 232	(US 511)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Gayman, Cayman Islands	General Investment	US 33, 993	US 33, 933	—	88. 58%	US 25, 629	(US 5, 119)	—	—
	Cayman jiangsu Ton Yi Holdings Ltd.	Grand Gayman, Cayman Islands	General Investment	US 28, 127	US 28, 127	—	87. 93%	US 16, 745	(US 3, 706)	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 500	RMB 500	—	50. 00%	RMB 500	RMB 6	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company (Note 5)	Note
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co.,Ltd.	Jiangxi Province Nonchang City	Instant noodles, soft drinks, dairy products etc.	RMB$ 20,000	$ —	—	100.00%	RMB$ 19,920	(RMB$ 499)	$ —	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 500	RMB 500	—	50.00%	RMB 500	RMB 6	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems Inc.	Sunny Bale, CA, U.S.A.	Analysis of cell	US 5,000	US 5,000	4,186	29.99%	US 4,186	(US 2,557)	—	—
	Plantanceutica, Inc.	North Carolina U.S.A	Gene	US 1,000	—	2,000	25.00%	US 952	(US 311)	—	—
President Chain Store (Labuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyong City, Philippine	Retail of food and merchandise	US 19,882	—	119,575	50.40%	US 18,506	(PESO 22,984)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 2,427	(US 811)	—	—
Philippine Seven Corp.	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 15,000	PESO 7,500	1,500	100.00%	PESO 17,630	(PESO 1,415)	—	—
	Store Sites Holdings Inc.	Manila, Philippine	Investments holdings	PESO 42,742	—	40	40.00%	PES 43,071	PESO 748	—	—
Cayman Fujian Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 28,920	(US 6,115)	—	—
Cayman Jiansu Ton Yi Industrial Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 19,061	(US 4,305)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of September 30, 2001 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment Gain (Loss)	Investment amount as of September 30, 2001	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	–	–	US$6,077.5	78.25%	(RMB$ 4,357) (Note 2)	RMB$ 14,868	–
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	–	–	US 13,077	100.00%	(RMB 675) (Note 2)	RMB 44,848	–
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	–	–	US 3,828	55.00%	RMB 6,716 (Note 2)	RMB 95,745	US$ 531 Remit to Hong Kong President Holdings Ltd. RMB 5,500 Remit to President Enterprises (China) Investment Co., Ltd.
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207	–	–	US 13,207	94.49%	(RMB 1,658) (Note 2)	RMB 60,897	–
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	–	–	US 12,450	100.00%	(RMB 5,181) (Note 2)	RMB 18,963	–
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	–	–	US 20,000	100.00%	RMB 9,440 (Note 2)	RMB 154,662	–
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 35,000 (Note 3)	US 5,000	–	US 40,000 (Note 3)	100.00%	RMB 56,310 (Note 2)	RMB 407,103	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment Gain (Loss)	Investment amount as of September 30, 2001	Accumulated remittance
					Payment	Remittance					
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US$ 24, 200	(Note 1)	US$ 26, 440	–	–	US$ 26, 440	100. 00%	RMB$ 35, 124 (Note 2)	RMB$ 289, 922	–
Leshan President Feed & Oil Co., Ltd.	Animal feeds, vegetable oil	US 10, 000	(Note 1)	US 10, 065 (Note 4)	–	–	US 10, 065 (Note 4)	100. 00%	(RMB 3, 496) (Note 2)	RMB 80, 054	US$ 932 Remit to Hong Kong President Holdings Ltd.
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 48, 000	(Note 1)	US 45, 000 (Note 5)	US 3, 000	–	US 48, 000 (Note 5)	100. 00%	(RMB 8, 670) (Note 2)	RMB 184, 990	–
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 15, 000	(Note 1)	US 15, 000	–	–	US 15, 000	100. 00%	RMB 4, 368 (Note 2)	RMB 173, 567	–
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12, 000	(Note 1)	US 12, 000	–	–	US 12, 000	100. 00%	RMB 8, 865 (Note 2)	RMB 107, 674	–
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13, 000	(Note 1)	US 13, 000	–	–	US 13, 000	100. 00%	(RMB 4, 689) (Note 2)	RMB 21, 773	–
Ningbo Malting Co., Ltd.	Malt	US 16, 000	(Note 1)	US 3, 200	–	–	US 3, 200	20. 00%	(RMB 112) (Note 2)	RMB 5, 174	–
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17, 000	(Note 1)	US 10, 200	–	–	US 10, 200	60. 00%	RMB 489 (Note 2)	RMB 75, 100	–
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74, 000	(Note 1)	US 22, 200	–	–	US 22, 200	30. 00%	RMB 8, 532 (Note 2)	RMB 200, 913	US$ 1, 071 Remit to Cayman President Holdings Ltd.
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12, 000	(Note 1)	US 5, 400	–	–	US 5, 400	45. 00%	RMB 4, 712 (Note 2)	RMB 45, 782	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount — Payment	Investment amount — Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment Gain (Loss)	Investment amount as of September 30, 2001	Accumulated remittance
Chongqing carrefour Hypermarket Co., Ltd Chainstore Co., Ltd.	Hypermarket	US$ 29, 320	(Note 1)	US$ 13, 191	–	–	US$ 13, 191	45. 00%	RMB$ 5, 440 (Note 2)	RMB$ 84, 884	–
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8, 400	(Note 1)	US 810	US 2, 970	–	US 3, 780	45. 00%	– (Note 2)	RMB 26, 740	–
President Enterprises (China) Investment Co., Ltd.	Investment	US 245, 160 (Note 6)	(Note 1)	US 246, 160 (Note 6)	US 8, 000	–	US 254, 160 (Note 6)	100. 00%	RMB 95, 104 (Note 2)	RMB 2, 497, 366	–
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15, 000	(Note 1)	US 12, 000	–	–	US 12, 000	80. 00%	(RMB 4, 626) (Note 2)	RMB 88, 752	–
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 10, 000	(Note 1)	US 10, 000 (Note 7)	–	–	US 10, 000 (Note 7)	100. 00%	RMB 2, 736 (Note 2)	RMB 81, 634	–
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15, 000	(Note 1)	US 15, 000 (Note 7)	–	–	US 15, 000 (Note 7)	100. 00%	(RMB 9, 427) (Note 2)	RMB 121, 588	–
President Enterprises (China) Finance Co., Ltd.	Financing	US 1,000	(Note 1)	– (Note 8)	–	–	– (Note 8)	100. 00%	– (Note 8)	–	–
Nanchang President Enterprise Co.,Ltd.	Instant noodles, soft drinks,diary products	US 2, 416	(Note 1)	–	US 2, 416 (Note 10)	–	US 2, 416 (Note 10)	100. 00%	(RMB 499) (Note 2)	RMB 19, 498	–
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 1, 000	(Note 1)	RMB 1, 000 (Note 9)	–	–	RMB 1, 000 (Note 9)	100. 00%	RMB 6 (Note 2)	RMB 1, 007	–

B. The ceiling amount of investment in Mainland China.(Units in thousands of currencies indicated)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China	
		20% of the enrolled capital	20% of net worth
$ 11, 326, 200 (US 327, 630. 9)	US$ 345, 377. 5	$ 6, 695, 314	$ 8, 063, 937

(Note 1) Indirect investments in PRC through existing companies located in the third area.

(Note 2) Recognized based on unreviewed financial statements for the nine months ended September, 2001 of each entity.

(Note 3) President Enterprises (China) Investment Co., Ltd. remits US 10,000 to each entity.

(Note 4) It purchases shares with the dividends US 665 which should be remitted from Leshan President Feed & Oil Co., Ltd.

(Note 5) President Enterprises (China) Investment Co., Ltd. remits US 8,000 to each entity.

(Note 6) The third area investee, approved by MOEA to invest the companies in mainland China, is adjusted to President Enterprise (China) Investment Co., Ltd. result from the change of the investment structure, the increase of the paid-in capital is US 211,160.

(Note 7) The investment amount is remitted from President Enterprises (China) Investment Co., Ltd.

(Note 8) In the preparatory, no remittance of any capital.

(Note 9) The Kunshan President Enterprises Food Co., Ltd. and Wuhan President Enterprises Food Co., Ltd. remit 50% of capital respectively.

(Note10) Wuhan President Enterprises Food Co.,Ltd. remit US 2,416.

3. The direct or indirect transactions through third area company with investees in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 75, 386	$ 40, 729
	Guangzhou President Enterprises Co., Ltd.	–	215
		75, 386	40, 944
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	2, 275	4, 485
		$ 77, 661	$ 45, 429

The terms of transaction were the same as to general customers

(2) Sales

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Kunshan President Enterprises Food Co., Ltd.	$ 222, 179	$ –
	Guangzhou President Enterprises Co., Ltd.	116, 751	54, 518
	Chengdu President Enterprises Food Co., Ltd.	53, 784	18, 238
	Other (less than 10%)	156, 504	8, 410
		$ 549, 218	$ 81, 166

The terms of transaction were the same as to general customers.

(3) Accounts receivable

The third area company	Name of investees in Mainland China	September 30, 2001	September 30, 2000
Nella Limited	Chengdu President Enterprises Food Co., Ltd.	$ 50, 658	$ 18, 457
	Kunshan President Enterprises Food Co., Ltd.	48, 117	–
	Guangzhou President Enterprises Co., Ltd.	7, 709	58, 199
	Other (loss than 10%)	17, 134	8, 541
		$ 123, 618	$ 85, 197

(4) Other receivables

The third area company	Name of investees in Mainland China	September 30, 2001	September 30, 2000
Hong Kong President Holdings Ltd.	President Enterprises (China) Investment Co., Ltd.	$ 23, 925	$ –
	Beijing President Food Co., Ltd.	1, 087	807
	Leshan President Feed & Oil Co., Ltd.	–	8, 355
		25, 012	9, 162
Cayman President Holdings Ltd.	Leshan President Feed & Oil Co., Ltd.	2, 625	–
		$ 27, 637	$ 9, 612

(5) Accounts payable

The third area company	Name of investees in Mainland China	September 30, 2001	2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ –	$ 5, 288
	Guangazhou President Enterprises Food Co., Ltd.	–	173
		–	5, 461
Uni-President International (HK) Co., Ltd.	Guangazhou President Enterprises Food Co., Ltd.	421	3, 516
		$ 421	$ 8, 977

(6) Capital accommodation-other receivables from related parties (Units: in thousands of US dollars)

The third area company	Name of investees in Mainland China	September 30,2001 Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kong President Holdings Ltd.	Ningbo Malting Co., Ltd.	June 30, 2001	$ 9, 484	$ 9, 281	–	$ –

The third area company	Name of investees in Mainland China	September 30,2000 Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kong President Holdings Ltd.	Ningbo Malting Co., Ltd.	March 31, 2000	$ 9, 484	$ 9, 484	–	$ –

(7) Endorsement, guarantee and security (Units: in thousands of US dollars)

The third area company	Name of investees in Mainland China	September 30, 2001	September 30, 2000
Hong Kong President Holdings Ltd.	Guangazhou President Enterprises Food Co., Ltd.	$ —	$ 4,750
	Xinjiang President Enterprises Food Co., Ltd.	—	2,930
	Tianjing President Enterprises Food Co., Ltd.	—	2,550
	Shanghai President Enterprises Livestock Food Co., Ltd.	—	450
		—	10,680
Cayman President Holdings Ltd.	Xinjiang President Enterprises Food Co., Ltd.	3,253	—
	Tianjing President Enterprises Food Co., Ltd.	1,550	—
	President Enterprises(China) Investment Co., Ltd.	—	2,050
		4,803	2,050
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	2,370	4,820
	Shanghai President International Food Co., Ltd.	730	3,220
		3,100	8,040
		$ 7,903	$ 20,770

(9) Other events having significant effects on current gain or loss and financial condition: None.

Note 12. Financial information disclosures for industry segments was not available for interim report.